SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6
                               File No. 333-69777

           FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
          SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2


A. Exact name of trust:             IDS Life Variable Life Separate Account

B. Name of depositor:               IDS LIFE INSURANCE COMPANY

C. Complete address of depositor's principal executive offices:

         IDS Tower 10, Minneapolis, Minnesota 55440-0010

D. Name and complete address of agent for service:

         Mary Ellyn Minenko, Esq.
         IDS Life Insurance Company
         IDS Tower 10
         Minneapolis, Minnesota 55440-0010

It is proposed that this filing become effective April 23, or as soon as practicable.

[  ] immediately upon filing pursuant to paragraph (b)
[  ] on (date) pursuant to paragraph (b) or as soon as practicable
[  ] 60 days after filing pursuant to paragraph (a)(1)
[  ] on (date) pursuant to paragraph (a)(1) of Rule 485
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

         Flexible Premium Variable Life Insurance Policy

F. Approximate date of proposed public offering: as soon as practicable

Prospectus April __, 1999

IDS Life Variable Life Separate Account

Issued and sold by: IDS Life Insurance Company


                    IDS Tower 10


                    Minneapolis, MN 55440

                    Telephone: 800-862-7919


web site address: http://www.americanexpress.com/advisors


This prospectus contains information about the life insurance policy that you should know before investing. You also will receive prospectuses for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.


An investment in this policy is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

         Table of contents

 The policy in brief                                         3

 Key terms                                                   6

 The variable account                                        9


 The funds                                                  10
     IDS Life Series Fund - Equity Portfolio                10
     IDS Life Series Fund - Income Portfolio                10
     IDS Life Series Fund - Money Market Portfolio          10
     IDS Life Series Fund - Managed Portfolio               10
     IDS Life Series Fund - Government
          Securities Portfolio                              10
     IDS Life Series Fund - International Equity Portfolio  10
     IDS Life Series Fund - Equity Income Portfolio         11
     AIM V.I. Growth and Income Fund                        11
     Putnam VT New Opportunities Fund-
          Class IA Shares                                   11
     Putnam VT High Yield Fund - Class IB Shares            11
     Warburg Pincus Trust/Small Company
          Growth Portfolio                                  11
     American Century VP Value                              12
     Templeton International Fund - Class 2                 12
     Fund objectives                                        12
     Relationship between funds and subaccounts             13

 Rates of return of the funds and subaccounts               14

 The fixed account                                          16

 Purchasing your policy                                     17
     Application                                            17
     Right to examine policy                                17
     Premiums                                               18

 Keeping the policy in force                                19
     No lapse guarantee                                     19
     Grace period                                           19
     Reinstatement                                          20

 Loads, fees and charges                                    21
     Premium expense charge                                 21
     Monthly deduction                                      21
     Surrender charge                                       23
     Partial surrender fee                                  26
     Mortality and expense risk charge                      26
     Fund expenses                                          27

 Policy value                                               28
     Fixed account value                                    28
     Subaccount values                                      28

 Proceeds payable upon death                                31
     Change in death benefit option                         32
     Changes in specified amount                            33
     Misstatement of age or sex                             34
     Suicide                                                35
     Beneficiary                                            35

 Transfers between the fixed account and subaccounts        36
     Fixed account transfer policies                        36
     Minimum transfer amounts                               36
     Maximum transfer amounts                               36
     Maximum number of transfers per year                   36
     Two ways to request a transfer, loan or surrender      37
     Automated transfers                                    37
     Automated dollar-cost averaging                        38

 Policy loans                                               39


 Policy surrenders                                          41
     Total surrenders                                       41
     Partial surrenders                                     41
     Allocations of partial surrenders                      41
     Effects of partial surrenders                          41
     Taxes                                                  42
     Exchange right                                         42


 Optional insurance benefits                                43
     Waiver of monthly deduction                            43
     Accidental death benefit                               43
     Other insured rider                                    43
     Children's insurance rider                             43
     Automatic increase benefit rider                       43
     Accelerated benefit rider for terminal illness         43

 Payment of policy proceeds                                 44

 Federal taxes                                              48
     IDS Life's tax status                                  48
     Taxation of policy proceeds                            48
     Modified endowment contracts                           49
     Other tax considerations                               51

 IDS Life                                                   52
     Ownership                                              52
     State regulation                                       52
     Distribution of the policy                             52
     Legal proceedings                                      53
     Year 2000                                              54
     Experts                                                54

 Management of IDS Life                                     55

 Other fund managers                                        56

 Other information                                          57
     Substitution of investments                            57
     Voting rights                                          57
     Reports                                                58

 Policy illustrations                                       59

         The policy in brief

Purpose:

The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that we pay to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

     The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of 13 of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p.)

     The fixed account, which earns interest at rates that are adjusted periodically by IDS Life. This rate will never be lower than 4.0%. (p.)

Loads, fees and charges:

You pay the following charges, either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds). These charges primarily compensate IDS Life for administering and distributing the policy as well as paying policy benefits and assuming related risks:

o Premium expense charge -- deducted from each premium payment to cover some distribution expenses, state and local premium taxes, and federal taxes.

o Monthly deduction -- charged against the value of your policy each month (prior to the insured's attained insurance age 100), covering the cost of insurance, cost of issuing the policy, certain administrative expenses and optional insurance benefits.

o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 10 years and for 10 years after requesting an increase in the specified amount. We base it on the initial specified amount and on any increase in the specified amount.

o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less.

o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years.

o Fund expenses -- apply only to the underlying funds and consists of investment management fees, taxes, brokerage commissions and nonadvisory expenses. (p.)

Purchasing your policy:

To apply, send a completed application and premium payment to IDS Life's home office. You will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules before we can accept your application. (p.)

Right to examine policy:

You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period. (p.)

Premiums:

In applying for your policy, you state how much you intend to pay and whether you will pay quarterly, semiannually or annually. You may also make additional, unscheduled premium payments subject to certain limits. You cannot make premium payments on or after the insured's attained insurance age 100. We may refuse premiums in order to comply with the Code. (p.)

No lapse guarantee:

A feature of the policy guaranteeing the policy will remain in force until the insured's attained insurance age 70 (or five policy years, if later) (always five policy years if the policy is purchased in Massachusetts or Texas). The feature is in effect if you meet certain premium requirements. (p.)

Grace period:

If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay a premium that raises the cash surrender value to an amount sufficient to pay the monthly deduction. If you don't, the policy will lapse. (p.)

Reinstatement:

If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life and the payment of a sufficient premium. (p.)

Proceeds payable upon death:

Prior to the insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so generally will affect policy charges. On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the cash surrender value. (p.)

Transfers between the fixed account and subaccounts:

You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) You also can arrange for automated transfers among the fixed account and subaccounts. (p.)

Policy loans:

You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may have tax consequences if your policy lapses or you surrender it. (p.)

Policy surrenders:

You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p.)

Exchange right:

For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need do is transfer all of the policy value in the subaccounts to the fixed account. In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance. (p.)

Payment of policy proceeds:

We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether you want us to make a lump sum payment or payments under one or more of certain options. (p.)

Federal taxes:

The death benefit is not considered part of the beneficiary's income and therefore is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds you receive through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and also may be subject to an additional 10% IRS penalty tax if you are younger than 591/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p.)

Key terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

Code: The Internal Revenue Code of 1986, as amended.

Fixed account: The general investment account of IDS Life. The fixed account is made up of all of IDS Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that you allocate to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The funds"). Each of the subaccounts of the variable account invests in a specific one of these funds.

IDS Life: In this prospectus, "we", "us", "our" and "IDS Life" refer to IDS Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: The insured's age, based upon his or her last birthday on the date of the application.

Insured: The person whose life is insured by the policy.

Minimum monthly premium: The premium required to keep the NLG in effect. We show minimum monthly premium in your policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

No lapse guarantee (NLG): A feature of the policy guaranteeing that the policy will not lapse before the insured has attained insurance age 70 (or five policy years, if later) (always five policy years if the policy is purchased in Massachusetts or Texas). The guarantee is in effect if you meet certain premium payment requirements.


Owner: The entity(ies) to which, or individual(s) to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.


Policy anniversary: The same day and month as the policy date each year the policy remains in force.


Policy date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.


Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:


o Upon death of the insured prior to the date the insured has attained insurance age 100, proceeds will be the death benefit in effect as of the date of the insured's death, minus any indebtedness.
o Upon the death of the insured on or after the insured has attained insurance age 100, proceeds will be the cash surrender value.
o    On surrender of the policy, the proceeds will be the cash surrender value.


Risk classification: A group of insureds that IDS Life expects will have similar mortality experience.


Scheduled premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 100. We show the initial specified amount in your policy.


Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.


Surrender charge: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 10 years of the policy and for 10 years after an increase in coverage.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. We set the value of each subaccount at the close of business on each valuation date.


Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life Variable Life Separate Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.


Variable account value: The sum of the values that you allocate to the subaccounts of the variable account.

The variable account


We established the variable account on October 16, 1985 under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any SEC supervision of the account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount with liabilities of any other subaccount or of any other business conducted by IDS Life. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account. At all times, IDS Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. We do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The funds

You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:

IDS Life Series Fund, Inc.


IDS Life Series Fund, Inc., a Minnesota corporation, is a diversified, open-end management investment company incorporated on May 8, 1985. The IDS Life Series Fund International Equity Portfolio was added on October 24, 1994. The IDS Life Series Fund Equity Income Portfolio was added on April 26, 1999. IDS Life acts as the investment manager and American Express Financial Corporation acts as the investment advisor of the IDS Life Series Fund, Inc. American Express Trust Company acts as custodian of the IDS Life Series Fund, Inc.'s investments.


o    IDS Life Series Fund-Equity Portfolio
          Objective: capital appreciation. Invests primarily in common stocks and other securities convertible into common stock.


o    IDS Life Series Fund-Income Portfolio
          Objective: to maximize current income while attempting to conserve the value of the investment and to continue the high level of income for the longest period of time. At least 50% of net assets normally will be invested in high-quality, lower-risk corporate bonds, unrated corporate bonds believed to have the same investment qualities and government bonds. Other investments may include lower-rated corporate bonds, bonds and common stocks sold together as a unit, preferred stock and foreign securities.


o    IDS Life Series Fund-Money Market Portfolio
          Objective: to provide maximum current income consistent with liquidity and conservation of capital. Invests in relatively short-term money market securities, such as marketable debt securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, bank certificates of deposit, bankers' acceptances, letters of credit and high-grade commercial paper.

o    IDS Life Series Fund-Managed Portfolio
          Objective: to maximize total investment return through a combination of capital appreciation and current income. If the investment manager believes the stock market will be moving higher, it can emphasize stocks that offer potential for appreciation. At other times, the manager may increase the portfolio's holdings in bonds and money-market securities providing high current income.

o    IDS Life Series Fund-Government Securities Portfolio
          Objective: to provide a high current return and safety of principal. Invests primarily in debt obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities.

o    IDS Life Series Fund-International Equity Portfolio
          Objective: capital appreciation. Invests primarily in common stocks of foreign issuers and foreign securities convertible into common stock. Other investments may include certain international bonds if the portfolio manager believes they have greater potential for capital appreciation than equities.

o    IDS Life Series Fund-Equity Income Portfolio
          Objective: to provide a high level of current income and, as a secondary goal, steady growth of capital. Invests primarily in dividend-paying stocks. Other investments may include: common stocks, foreign securities, convertible securities, debt securities, derivative instruments and money market instruments.

AIM Variable Insurance Funds, Inc.
AIM Variable Insurance Funds, Inc., a Maryland corporation, is an open-end, series, management investment company incorporated on January 22, 1993. A I M Advisors, Inc. acts as the investment advisor for AIM Variable Insurance Funds, Inc.


o    AIM V.I. Growth and Income Fund
          Objective: growth of capital with a secondary objective of current income.

Putnam Variable Trust
Putnam Variable Trust is a Massachusetts business trust organized on September 24, 1987. Putnam Investment Management, Inc. ("Putnam Management") acts as the investment manager for the Putnam Variable Trust.


o    Putnam VT New Opportunities Fund - Class IA Shares
          Objective: long term capital appreciation. Invests principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average, long-term growth potential.


o    Putnam VT High Yield Fund - Class IB Shares
          Objective:   high  current  income  and,  when  consistent  with  this
          objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities constituting a portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Putnam Variable Trust prospectus.


Warburg Pincus Trust
Warburg Pincus Trust is a Massachusetts business trust organized on March 15, 1995. Warburg Pincus Asset Management, Inc. acts as investment advisor for Warburg Pincus Trust.

o    Warburg Pincus Trust/Small Company Growth Portfolio
          Objective: capital growth. Invests primarily in equity securities of small-sized domestic companies.

American Century Variable Portfolios, Inc.
American Century Variable Portfolios, Inc., a Maryland Corporation, is a diversified, open-end management investment company incorporated on June 4, 1987. American Century Investment Management, Inc. acts as investment manager for American Century Variable Portfolios, Inc.

o    American Century VP Value
          Objective: long-term capital growth, with income as a secondary objective. Invests primarily in securities that management believes to be undervalued at the time of purchase.


Templeton Variable Products Series Fund
Templeton  Variable  Products  Series  Fund,  a  Massachusetts   business  trust
organized on Feb. 25, 1988, is an open-end management investment company.

o    Templeton International Fund - Class 2
          Objective: long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Templeton Investment Counsel, Inc. acts as investment manager for the Fund.

Fund objectives

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives nor is there any guarantee that your policy value will equal or exceed the total premiums you paid. You can find detailed information about the funds, their investment objectives, policies and risks in the accompanying fund prospectuses. Please read these prospectuses carefully and consider, on a continuing basis, which funds best suit your long-term investment needs. Some funds involve more risk than others, so please monitor your investment.

The investment objectives and policies of some of the funds may be similar to the investment objectives and policies of other funds that the investment managers or advisors or their affiliates manage. Although the objectives and policies may be similar, the investment results of one fund may be higher or lower than the results of the other fund. The investment manager or advisor cannot guarantee, and makes no representation, that the investment results of similar funds will be comparable even if the funds have the same investment adviser, manager or sponsor.

Shares of all funds except the IDS Life Series Fund Portfolios are available to serve as the underlying investment for variable life insurance policies, variable annuities and qualified plans. Currently the shares of the IDS Life Series Fund Portfolios are available to serve as the underlying investment for variable life insurance only. However, in the future these shares also may be available to serve as the underlying investment for variable life insurance contracts, variable annuities and qualified plans. It is possible that in the future it may not be an advantage for variable life insurance separate accounts, variable annuity separate accounts, and/or qualified plans to invest in the available funds simultaneously. Although IDS Life and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between such policy owners, contract owners and qualified plans to determine what action, if any, they should take in response to a conflict. If a board were to conclude that separate funds should be established for variable life insurance, variable annuity and qualified plan separate accounts, the variable life insurance policy holders would not bear any expenses associated with establishing separate accounts. Please refer to the fund prospectuses for risk disclosure regarding mixed and shared funding.


Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

Relationship between funds and subaccounts

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.

Rates of return of the funds and subaccounts

This section presents rates of return first for the funds, and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. All charges and expenses mentioned in the section are explained fully under "Loads, fees and charges".


Rates of return of the funds:
In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable fund charges (including the investment management fees and nonadvisory expenses) for the periods indicated assuming reinvestment of dividends and capital gains. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. If these charges were reflected, the illustrated rates of return would have been lower. Past performance does not guarantee future results.

Period ending 12/31/98

                                                                                             10 years or since
Fund                                              1 year         3 years       5 years            commencement
IDS Life Series Fund, Inc.
Equity Portfolio (Beta 1.16*) (1/86)**            9.05%          16.57%        17.64%              18.05%
Income Portfolio (1/86)**                         5.46            5.63          6.41                8.91
Money Market Portfolio (1/86)**                   5.04            4.97          4.74                5.19
Managed Portfolio (Beta 0.72*) (1/86)**          14.43           15.61         13.11               16.44
Government Securities Portfolio (1/86)**          8.32            6.08          6.03                8.60
International Equity Portfolio (10/94)**         21.51           19.09            --               28.00
Equity Income Portfolio (5/99)**                    --              --            --                  --

AIM Variable Insurance Funds, Inc.
AIM V.I. Growth and Income Fund (5/94)**         27.68              --            --               22.49

Putnam Variable Trust
Putnam VT New Opportunities Fund-
  Class IA Shares (5/94)**                       24.38              --            --               23.19
Putnam VT High Yield Fund -
  Class IB Shares + (4/98)**                     -5.92              --            --                9.62

Warburg Pincus Trust
Warburg Pincus Trust/
  Small Company Growth Portfolio (6/95)**        -2.85              --            --               14.35

American Century Variable Portfolios, Inc.
American Century VP Value (5/96)**                4.81              --            --               15.94

Templeton Variable Products Series Fund
Templeton International Fund - Class 2 (5/97)**   9.08              --            --               11.21

* Beta is a volatility measure based on calculations of the fund's monthly return compared to the S&P 500 Index. A beta less than 1 indicates performance that is less volatile than the market; A beta more than 1 indicates performance that is more volatile than the market.
** (Commencement date of the fund.)
+ Returns for Class IBShares for periods prior to their inception are derived from the historical performance of Class IAShares, adjusted to reflect the applicable contingent deferred sales charge (CDSC) and the higher operating expenses applicable to such shares.

Rates of return of subaccounts:


Average annual rates of return in the following table reflect all charges incurred by the funds and charges against the subaccounts (including the mortality and expense risk charge.) The rates do not reflect the premium expense charge, surrender charge or monthly deduction. If these charges were reflected, the illustrated rates of return would have been lower.

We show actual performance from the date the subaccounts began investing in the funds. For some subaccounts, we do not provide any performance information because they are new and have not had any activity to date. Although we base performance figures on historical earnings, past performance does not guarantee future results.

Period ending  12/31/98


                                                           Since  commencement of the subaccounts
                                                                                                      10 years or since
Subaccount     Investing in:                                 1 year         3 years        5 years          commencement

IDS Life Series Fund, Inc.
 U    Equity Portfolio (1/86)*                               8.08%          15.52%        16.58%         16.94%
 V    Income Portfolio (1/86)*                               4.56            4.71          5.48           7.95
 W    Money Market Portfolio (1/86)*                         4.12            4.09          3.87           4.29
 X    Managed Portfolio (1/86)*                             13.40           14.63         12.09          15.29
 Y    Government Securitie Portfolio (1/86)*                 7.38            5.15          5.10           7.64
IL    International Equity Portfolio (10/94)*               20.42           15.94            --          19.59
FEI   Equity Income Portfolio (5/99)*                          --              --            --             --

      AIM Variable Insurance Funds, Inc.
FGI   AIMV.I. Growth and Income Fund (11/96)*               26.54              --            --          24.22

      Putnam Variable Trust
FNO   Putnam VT New Opportunities Fund -
          Class IA Shares  (11/96)*                         23.27              --            --          20.12
FPH   Putnam VT High Yield Fund - Class IB Shares (5/99)*      --              --            --             --


      Warburg Pincus Trust
FSC   Warburg Pincus Trust/Small
          Company Growth Portfolio  (5/99)*                    --              --            --             --

      American Century Variable Portfolios, Inc.
FVL   American Century VP Value (5/99)*                        --              --            --             --

      Templeton Variable Products Series Fund
FIF   Templeton International Fund -
          Class 2 (5/99)*                                      --              --            --             --

*(Commencement date of the subaccount.)

The fixed account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the fixed account and subaccounts").

The fixed account is the general investment account of IDS Life. It includes all assets owned by IDS Life other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. IDS Life bears the full investment risk for amounts allocated to the fixed account. IDS Life is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Purchasing your policy

Application

To apply for coverage, complete an application and send it with your premium payment to IDS Life's home office. In your application, you:

     o    select a specified amount of insurance;

     o    select a death benefit option;

     o    designate a beneficiary; and

     o state how premiums are to be allocated among the fixed account and/or the subaccounts.


Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.


Age limit: IDS Life generally will not issue a policy where the proposed insured is over the insurance age of 80. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, fees and charges" and "Optional insurance benefits").

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: IDS Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the policy.

Right to examine policy

You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life home office or your financial advisor with a written request for cancellation:

o by the 10th day after you receive it (15th day in Colorado, 20th day in Idaho and North Dakota).

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Premiums


Payment of premiums:
In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay premiums sufficient to keep the NLG in effect in order to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (IDSLife must approve payment at any other interval.) We show this premium schedule in your policy.


The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

Premium limitations:
You may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums you pay during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as you pay them or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums:
Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

Keeping the policy in force

No lapse guarantee

The NLG provides that your policy will remain in force until the insured's attained age 70


(or five policy years, if later) (always five policy years if the policy is purchased in Massachusetts or Texas) even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:


o    the sum of premiums paid; minus
o    partial surrenders; minus
o    outstanding indebtedness; equals or exceeds
o    the minimum monthly premiums due since the policy date.

The minimum monthly premium is shown in the policy.


If, on a monthly date, you have not paid enough premiums to keep the no lapse guarantee in effect, the NLGwill terminate. In addition, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.


The no lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

Grace period

If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes"). If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

Reinstatement

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

     o a written request;
     o evidence satisfactory to IDS Life that the insured remains insurable;
     o payment of the required reinstatement premium; and
     o payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (see "Proceeds payable upon death") will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia.) Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Loads, fees and charges

Policy charges compensate IDS Life for:

o providing the insurance benefits of the policy;
o issuing the policy;
o administering the policy;
o assuming certain risks in connection with the policy; and
o distributing the policy.


We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses.


Premium expense charge


We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 5% of each premium payment. It partially compensates IDS Life for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender charge," below also may partially compensate these expenses.) It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.


Monthly deduction

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

1. the cost of insurance for the policy month;

2. the policy fee shown in your policy; and

3. charges for any optional insurance benefits provided by rider for the policy month.


We explain each of the three components below.


You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

o you do not specify the accounts from which you want us to take the monthly deduction, or
o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.

If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the no lapse guarantee is in effect. (See "No lapse guarantee;" also "Grace period" and "Reinstatement.")

Components of the monthly deduction:

1. Cost of insurance: primarily, the cost of providing the death benefit under your policy.

It depends on:

o    the amount of the death benefit;

o    the policy value; and

o    the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as:

[a x (b - c)] + d

where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee, and any charges for optional riders.


(d) is any flat extra insurance charges we assess as a result of special underwriting considerations.


2. Policy fee: $5 per month for initial specified amounts below $250,000, and $0 per month for initial specified amounts of $250,000 and above. This charge reimburses IDS Life for expenses of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records; and of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $7.50 per month.

3. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional insurance benefits.")

Surrender charge


If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, we will assess a surrender charge.


The surrender charge reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The surrender charge for the initial specified amount will remain level during the first five policy years and then decrease monthly until it is zero at the end of 10 policy years. If you increase the specified amount, an additional surrender charge will apply. We will show the additional surrender charge in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional surrender charge will remain level during the first five years following the effective date of the increase and then decrease monthly until it is zero at the end of the 10th year following the increase.


The following example illustrates how we calculate the surrender charge is calculated for a male, insurance age 35 qualifying for nonsmoker rates. We assume the specified amount is assumed to be $100,000.

         Lapse or surrender                    Surrender
         at beginning of year                     Charge

         1                                       $901.00
         2                                        901.00
         3                                        901.00
         4                                        901.00
         5                                        901.00
         6                                        901.00
         7                                        720.80
         8                                        540.60
         9                                        360.40
         10                                       180.20
         11                                         0.00


From the beginning of year 6 to the end of year 10, the amounts shown decrease on a monthly basis.

The surrender charge is the rate from the table below multiplied by the number of thousands of dollars of initial specified amount. For example, a male age 20 with a nonsmoker risk classification and an initial specified amount of $50,000 will have a surrender charge of $6.61 multiplied by 50 or $330.50. As another example, a female age 75 with a smoker risk classification and an initial specified amount of $5,000,000 will have a surrender charge of $44.25 multiplied by 5,000 or $221,250.

                           Male                 Male                Female                 Female
       Age               Standard             Nonsmoker            Standard               Nonsmoker
         0                5.44                   N/A                5.13                    N/A
         1                5.40                   N/A                5.11                    N/A
         2                5.45                   N/A                5.14                    N/A
         3                5.50                   N/A                5.18                    N/A
         4                5.55                   N/A                5.22                    N/A
         5                5.61                   N/A                5.27                    N/A
         6                5.67                   N/A                5.31                    N/A
         7                5.73                   N/A                5.36                    N/A
         8                5.81                   N/A                5.42                    N/A
         9                5.88                   N/A                5.47                    N/A
        10                5.96                   N/A                5.53                    N/A
        11                6.05                   N/A                5.60                    N/A
        12                6.14                   N/A                5.66                    N/A
        13                6.23                   N/A                5.73                    N/A
        14                6.33                   N/A                5.81                    N/A
        15                6.43                   N/A                5.88                    N/A
        16                6.52                   N/A                5.96                    N/A
        17                6.62                   N/A                6.04                    N/A
        18                6.72                   N/A                6.13                    N/A
        19                6.82                   N/A                6.22                    N/A
        20                7.47                  6.61                6.61                   6.19
        21                7.60                  6.70                6.72                   6.29
        22                7.74                  6.81                6.84                   6.38
        23                7.89                  6.92                6.97                   6.48
        24                8.05                  7.04                7.10                   6.59
        25                8.22                  7.16                7.24                   6.71
        26                8.41                  7.30                7.39                   6.83
        27                8.61                  7.45                7.54                   6.95
        28                8.82                  7.60                7.70                   7.09
        29                9.05                  7.77                7.88                   7.23
        30                9.29                  7.94                8.06                   7.38
        31                9.55                  8.13                8.25                   7.54
        32                9.83                  8.33                8.46                   7.70
        33               10.12                  8.54                8.67                   7.88
        34               10.44                  8.77                8.90                   8.07
        35               10.77                  9.01                9.14                   8.26
        36               11.12                  9.26                9.39                   8.47
        37               11.49                  9.53                9.66                   8.69
        38               11.88                  9.81                9.94                   8.92
        39               12.30                 10.11               10.23                   9.16
        40               12.74                 10.42               10.54                   9.42
        41               13.20                 10.76               10.86                   9.69

                           Male                 Male                Female                 Female
       Age               Standard             Nonsmoker            Standard               Nonsmoker

        42               13.69                 11.12               11.19                   9.97
        43               14.21                 11.49               11.54                  10.27
        44               14.75                 11.89               11.91                  10.58
        45               15.33                 12.32               12.30                  10.91
        46               15.94                 12.77               12.70                  11.26
        47               16.58                 13.25               13.13                  11.63
        48               17.26                 13.75               13.58                  12.02
        49               17.99                 14.30               14.05                  12.44
        50               18.75                 14.87               14.55                  12.88
        51               19.57                 15.49               15.08                  13.35
        52               20.44                 16.15               15.64                  13.84
        53               21.35                 16.85               16.23                  14.37
        54               22.32                 17.60               16.85                  14.93
        55               23.35                 18.39               17.51                  15.52
        56               24.43                 19.24               18.20                  16.15
        57               25.58                 20.15               18.94                  16.83
        58               26.79                 21.11               19.73                  17.55
        59               28.08                 22.15               20.58                  18.32
        60               29.46                 23.26               21.49                  19.16
        61               30.93                 24.45               22.48                  20.06
        62               32.50                 25.72               23.54                  21.03
        63               34.16                 27.09               24.68                  22.08
        64               35.92                 28.55               25.90                  23.20
        65               37.78                 30.11               27.19                  24.40
        66               39.74                 31.78               28.57                  25.69
        67               41.81                 33.57               30.04                  27.07
        68               44.02                 35.50               31.63                  28.56
        69               46.37                 37.57               33.35                  30.19
        70               47.51                 39.81               35.23                  31.97
        71               47.51                 42.23               37.29                  33.91
        72               47.51                 44.78               39.54                  36.03
        73               47.51                 45.48               41.98                  38.34
        74               47.51                 45.48               44.10                  40.85
        75               47.51                 45.48               44.25                  43.06
        76               47.51                 45.48               44.25                  43.32
        77               47.51                 45.48               44.25                  43.32
        78               47.51                 45.48               44.25                  43.32
        79               47.51                 45.48               44.25                  43.32
        80               47.51                 45.48               44.25                  43.32
        81               47.51                 45.48               44.25                  43.32
        82               47.51                 45.48               44.25                  43.32
        83               47.51                 45.48               44.25                  43.32
        84               47.51                 45.48               44.25                  43.32
        85               47.51                 45.48               44.25                  43.32



Partial surrender fee

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this fee will not increase for the duration of your policy.

Mortality and expense risk charge

This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life for:

o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

o Expense risk -- the risk that the policy fee and the surrender charge (described above) may be insufficient to cover the cost of administering the policy.

Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life will make up any further deficit from its general assets.

Fund expenses

The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.

Annual operating expenses of the funds
(as a percentage of average daily net assets):

                                                                                IDS Life Series                   IDS Life Series
                                                                                Fund -Government IDS Life Series  Fund -
                                                IDS Life Series                 Securities       Fund - Equity    International
                IDS Life Series IDS Life Series Fund - Money    IDS Life Series Portfolio        Income Portfolio Equity Portfolio
                Fund - Equity   Fund - Income   Market          Fund - Managed  (after expense   (after expense   (after expense
                Portfolio       Portfolio       Portfolio       Portfolio       limitation)      limitation)      limitation)
Management fees 0.70%           0.70%           0.50%           0.70%           0.70%            0.70%            0.95%
12b-1 fees        --              --              --              --              --               --               --
Other expenses  0.02            0.04            0.10            0.02            0.10*            0.10*            0.10*
Total           0.72%**         0.74%**         0.60%**         0.72%**         0.80%**          0.80%**          1.05%**

                                                                        Warburg
                  AIM V.I.                                              Pincus Trust/                  Templeton
                  Growth and  Putnam VT New         Putnam VT           Small Company  American        International
                  Income      Opportunities Fund -  High Yield Fund -   Growth         Century VP      Fund -
                  Fund        Class IA              Class IB+++         Portfolio      Value           Class 2++
Management fees    0.61%           0.56%            0.64%                0.90%           1.00%          0.69%
12b-1 fees           --              --             0.15                   --              --           0.25
Other expenses     0.04            0.05             0.07                 0.24              --           0.17
Total              0.65%+          0.61%+           0.86%+               1.14%+          1.00%+         1.11%+


* IDS Life has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each of the IDS Life Series Fund Portfolios for other expenses like taxes and brokerage commissions and for nonadvisory expenses. If the 0.1% limitation had not been in place, these other expenses would have been 0.19% for IDS Life Series Fund-Government Securities Portfolio and 0.11% for IDS Life Series Fund-International Equity Portfolio. IDS Life Series Fund-Equity Income Portfolio is new. IDS Life plans to limit these expenses to 0.1%. IDS Life reserves the right to discontinue limiting these other expenses at 0.1%. However, its present intention is to continue the limit until the time that actual expenses are less than the limit.
** Annual operating expenses at April 30, 1998.
+ Annual operating expenses at Dec. 31, 1998.
++ The Fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus. See Fund prospectus for details.
+++ Inception date is 4/30/98. Actual 12b-1 fees were 0.10%. Management fees, other expenses and total are based on Class IAShares. Actual Management fees, other expenses and total were 0.43%, 0.05% and 0.58%, respectively.


IDS Life has entered into certain arrangements under which it is compensated by the funds' advisors and/or distributors for the administrative services it provides to these funds.

Other information on charges

IDS Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals:

o    the portion of your  initial net premium  allocated  to the fixed  account;
     plus
o    interest accrued before the policy date; minus
o the portion of the monthly deduction for the first policy month allocated to the fixed account.

On any later date, the value in the fixed account equals:

o    the value on the previous monthly date; plus
o    net premiums  allocated to the fixed  account  since the last monthly date;
     plus
o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
o    accrued interest on all of the above; minus
o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
o any portion of the monthly deduction for the coming month allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You as owner bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

o    the portion of your initial net premium allocated to the subaccount; plus
o    interest accrued before the policy date; minus
o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value on each subaccount on each valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
o net premiums received and allocated to the subaccount during the current valuation period; plus
o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
o any transfers from the subaccount including loan transfers during the current valuation period; minus
o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, we subtract a certain number of accumulation units.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they are related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here is how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

Net investment factor: We determine the net investment factor at the end of each valuation period. This factor equals

                         (a divided by b) - c,

where:

(a) equals:

o    net asset value per share of the fund; plus
o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

o net asset value per share of the fund at the end of the preceding valuation period; plus
o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges" above.

Factors that affect subaccount accumulation units:
Accumulation units of each subaccount may change in two ways; in number and in value. Here are the factors that influence those changes:

The  number of accumulation units you own may fluctuate due to:

o    additional premiums allocated to the subaccount;
o    transfers into or out of the subaccount;
o    partial surrenders and partial surrender fees;
o    surrender charges; and/or
o    pro rata portions of the monthly deductions.

Accumulation unit values will fluctuate due to:

o    changes in underlying fund's net asset value;

o    dividends distributed to the subaccount;

o    capital gains or losses of underlying fund;

o    fund operating expenses; and/or

o    mortality and expense risk fees.

Proceeds payable upon death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option (described below) that you have selected, less any indebtedness.

If the insured's death is on or after the attained insurance age 100, the amount payable is the cash surrender value.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

o    the specified amount on the date of the insured's death; or

o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Applicable percentage table
                                        Applicable                                        Applicable
         Insured's attained        percentage of           Insured's attained          percentage of
         insurance age               policy value              insurance age            policy value
         40 or younger                         250%                        61                    128%
         41                                    243                         62                    126
         42                                    236                         63                    124
         43                                    229                         64                    122
         44                                    222                         65                    120
         45                                    215                         66                    119
         46                                    209                         67                    118
         47                                    203                         68                    117
         48                                    197                         69                    116
         49                                    191                         70                    115
         50                                    185                         71                    113
         51                                    178                         72                    111
         52                                    171                         73                    109
         53                                    164                         74                    107
         54                                    157                         75-95                 105
         55                                    150                         96                    104
         56                                    146                         97                    103
         57                                    142                         98                    102
         58                                    138                         99                    101
         59                                    134                        100                    100
         60                                    130

The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

o    the policy value plus the specified amount; or

o the applicable percentage of policy value (from the preceding table) on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

        Examples:                      Option 1                      Option 2

        specified amount               $100,000                      $100,000
        policy value                   $  5,000                      $  5,000
        death benefit                  $100,000                      $105,000
        policy value increases to      $  8,000                      $  8,000
        death benefit                  $100,000                      $108,000
        policy value decreases to      $  3,000                      $  3,000
        death benefit                  $100,000                      $103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life's net amount at risk is generally lower; for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

Change in death benefit option

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following policy costs:

     o Monthly deduction because the cost of insurance depends upon the specified amount.

     o Minimum monthly premium.

     o Charges for certain optional insurance benefits.

The surrender charge will not be affected.

Changes in specified amount

Subject to certain limitations, you may make a written request to increase or decrease the specified amount at any time. Changes in specified amount may have tax implications, discussed in the section "Modified endowment contracts" under "Federal taxes."


Increases: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000, and we will not permit an increase after the insured's attained insurance age 85.


An increase in the specified amount will have the following effect on policy costs:


o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
o  Charges for certain optional insurance benefits may increase.
o  The minimum monthly premium will increase if the NLG is in effect.
o  The surrender charge will increase.

At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly anniversary. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG is in effect. Because the minimum monthly premium will increase, you may also have to pay additional premiums to keep the NLG in effect.

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.
     o  Charges for certain optional insurance benefits may decrease.
     o  The minimum monthly premium will decrease if the NLG is in effect.
     o  The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:

o  First from the portion due to the most recent increase;
o  Next from portions due to the next most recent increases successively; and
o  Then from the initial specified amount when the policy was issued.

This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

Misstatement of age or sex

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

o  the policy value on the date of death; plus
o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
o  the amount of any outstanding indebtedness on the date of death.

Suicide

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus the amount of any outstanding indebtedness.

In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, IDS Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

Beneficiary

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you or your estate.

Transfers between the fixed account and subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which we receive your request. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.

We may suspend or modify the transfer privilege at any time with the necessary approval of the SEC. Transfers involving the fixed account are subject to the restrictions below.

Fixed account transfer policies

o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods of your choosing subject to certain minimums.


o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.


o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange right").

Minimum transfer amounts

From a subaccount to another subaccount or the fixed account:

o For mail and phone transfers -- $250 or the entire subaccount balance, whichever is less.

o    For automated transfers -- $50.

From the fixed account to a subaccount:

o    $250  or  the  entire  fixed  account   balance,   minus  any   outstanding
     indebtedness, whichever is less.

o    For automated transfers -- $50.

Maximum transfer amounts

From a subaccount to another subaccount or the fixed account:

o    None.

From the fixed account to a subaccount:

o    Entire fixed account balance, minus any outstanding indebtedness.

Maximum number of transfers per year

We reserve the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy are allowed.

Two ways to request a transfer, loan or surrender

Provide  your  name,   policy  number,   Social   Security  Number  or  Taxpayer
Identification Number when you request a transfer.

1 By letter

Regular mail:                              Express mail:

IDS Life Insurance Company                 IDS Life Insurance Company

P.O. Box 499                               733 Marquette Ave.

Minneapolis, MN 55440                      Minneapolis, MN 55402

2 By phone

Call between 7 a.m. and 6 p.m. Central Time:
1-800-437-0602 (toll free) or
(612) 671-4738 (Minneapolis area)
TTY service for the hearing impaired:
1-800-285-8846 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.


o We will honor any telephone transfer or surrender request we believe is authentic and we will use reasonable procedures to confirm that it is. These procedures include asking identifying questions and tape recording calls. As long as we follow these procedures, IDS Life and its affiliates will not be liable for any loss resulting from fraudulent requests.


o We make telephone transfers available automatically. If you do not want telephone transfers to be made from your account, please write to IDS Life and tell us.

Automated transfers

In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

o    Minimum automated transfer amount: $50
o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.
o You can start or stop this service by written request. You must allow seven days for us to change any instructions that currently are in place.
o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.
o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.
o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

Automated dollar-cost averaging

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

          Amount      Accumulation     Number of units
Month     invested    unit value       purchased
Jan        $100          $20              5.00
Feb         100           16              6.25
Mar         100            9             11.11
Apr         100            5             20.00
May         100            7             14.29
June        100           10             10.00
July        100           15              6.67
Aug         100           20              5.00
Sept        100           17              5.88
Oct         100           12              8.33

By investing an equal number of dollars each month ...

you automatically buy more units when the per unit market price is low ...

and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Policy loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts" for address and telephone numbers for your requests.) We will process your loan request at the end of the valuation period during which we receive your request. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary we expect to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan:

o $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

Maximum loan:

o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.

o    In Alabama, 100% of the policy value minus surrender charges.

o    In all other states, 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions - see "Deferral of payments," under "Payment of policy proceeds").

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.


Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take the interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the allocated interest, we will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money you borrow against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate the no lapse guarantee. We deduct the loan amount from the total premiums you pay, which may reduce the total below the level required to keep the NLG in effect.

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. (See "Federal taxes.")

Policy surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of policy proceeds.")

Total surrenders

If you totally surrender your policy, you receive its cash surrender value--the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, fees and charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

Partial surrenders

After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) We will charge you a partial surrender fee, described under "Loads, fees and charges."

Allocation of partial surrenders

Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

Effect of partial surrenders

o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.
o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.
o A partial surrender may terminate the no lapse guarantee. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.
o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. IDS Life will deduct this decrease from the current specified amount in this order:

1. First from the specified amount provided by the most recent increase;
2. next from the next most recent increases successively;
3. then from the initial specified amount when the policy was issued.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds payable upon death.")


o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Taxes

Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal taxes.")

Exchange right

For two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the method of funding the policy value will be affected.


In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance we are then offering.

We will not require evidence of insurability. We will require that:
1. this policy is in force; and
2. your request is in writing; and
3. you repay any existing indebtedness.

The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.

We will inform you of the premium for the new policy and why extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both this policy exceeds the cash surrender value of the new policy, the excess will be sent to you. If the cash surrender value of this policy is less than the cash surrender value of the new policy, you will be required to send us the shortage amount for this exchange to be completed.

Optional insurance benefits


You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). More detailed information on these benefits is in your policy.


Waiver of monthly deduction (WMD): Under WMD, we will waive the monthly deduction if the insured becomes totally disabled.

Accidental death benefit (ADB): ADB provides an additional death benefit if the insured's death is caused by accidental injury.

Other insured rider (OIR): OIR provides a level, adjustable death benefit on the life of each other insured covered.


Children's insurance rider (CIR): CIR provides level term coverage on each eligible child.


Automatic increase benefit rider (AIB): AIB provides an increase in the specified amount at a designated percentage on each policy anniversary until insured's attained age 65.

Accelerated benefit rider for terminal illness (ABRTI): If the insured is terminally ill and death is expected to occur within six months, the rider provides that you can withdraw a portion of the death benefit prior to death. This rider is not available in all states.

Payment of policy proceeds

We will pay policy proceeds when:
o  you surrender the policy; or
o  the insured dies.

We will pay all proceeds by check. We will compute the amount of the death proceeds and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate of at least 4% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the insured's death to the settlement date (the date on which we pay the proceeds in a lump sum or first place them under a payment option).

Payment options:

During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary also may select a payment option, unless you say that he or she cannot). You decide how much of the proceeds to place under each option (minimum: $5,000). We will transfer any such amount to IDS Life's general account. Unless we agree otherwise, we must make payments under all options to a natural person.

You also may make a written request to us to change a prior choice of payment option or, if we agree, to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.


If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. We describe an owner's investment in the policy in "Taxation of policy proceeds." All payments we make after the investment in the policy is fully recovered will be subject to tax. Amounts we pay under Option B or Option C that are subject to tax also may be subject to an additional 10% penalty tax. (See "Penalty tax" under "Federal Taxes.")


Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and therefore are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy which is not subject to tax. The beneficiary's investment in the policy is the death benefit proceeds we apply to the payment option. All payments we make after the investment in the policy is fully recovered and will be subject to tax.

Option A -- Interest payments: We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

         Payment period           Monthly payment per $1,000
         (years)                      placed under Option B

         10                                           $ 9.61
         15                                             6.87
         20                                             5.51
         25                                             4.71
         30                                             4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee's last birthday) minus an adjustment as follows:

Calendar year of        Adjustment         Calendar year of         Adjustment
 payee's birth                               payee's birth

   Before 1920             0                   1945-1949                6
   1920-1924               1                   1950-1959                7
   1925-1929               2                   1960-1969                8
   1930-1934               3                   1970-1979                9
   1935-1939               4                   1980-1989               10
   1940-1944               5                   After 1989              11

The amount of each monthly payment per $1,000 placed under this option will be at least the amounts shown in the next table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

  Adjusted
    age        Life income per $1,000 with
    payee      payments guaranteed for
                 10 years                 15 years                 20 years
               Male      Female        Male      Female        Male       Female

    50       $4.22      $3.89         $4.17      $3.86         $4.08      $3.82
    55        4.62       4.22          4.53       4.18          4.39       4.11
    60        5.14       4.66          4.96       4.57          5.71       4.44
    65        5.81       5.22          5.46       5.05          5.02       4.79
    70        6.61       5.96          5.96       5.60          5.27       5.12
    75        7.49       6.89          6.38       6.14          5.42       5.35

Deferral of payments:

We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);
o    the NYSE is closed (other than customary weekend and holiday closings);
o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.


We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Federal taxes


The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the Internal Revenue Service (IRS) currently interprets them; both the laws and their interpretation may change.


We intend the policy to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS Life's tax status

The IRS taxes IDS Life as a life insurance company under the Code. For federal income tax purposes, we consider the subaccounts to be a part of IDS Life, although we treat their operations separately in accounting and financial statements. We reinvest the investment income from the subaccounts and it becomes part of the subaccounts' value. The IRS does not tax IDS Life on this investment income, including realized capital gains. Therefore, IDS Life does not charge the subaccounts for our federal income taxes. IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of subaccounts or variable life insurance contracts or in IDS Life's tax status as we currently understand it.

Taxation of policy proceeds

The IRS does not consider the death benefit to be part of the beneficiary's income and therefore it is not subject to federal income taxes. When we pay the proceeds after the insured's attained insurance age 100 and the amount received plus any indebtedness exceeds your investment in the policy, the IRS may tax the excess as ordinary income.

The IRS may tax part or all of any pre-death proceeds that you receive through full surrender or maturity, lapse, partial surrender, policy loan or assignment of policy value or payment options as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount also may be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds              Taxable portion of pre-death proceeds

Full surrender:                 Amount  you  receive  plus  any   indebtedness,
                                minus your investment in the policy.*

Lapse:                          Any outstanding indebtedness minus your
                                investment in the policy.*

Partial surrenders              Lesser of:
(modified endowments):          the amount you receive or policy value minus
                                your investment in the policy.*

Policy loans and assignments    Lesser of:
(modified endowments)           the amount of the loan/assignment or policy
                                value minus your investment in the policy.*

Partial surrenders              Generally, if the amount you receive is
(other policies):               greater than your investment in the policy,*
                                the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is caused by a reduction in benefits.

Policy loans and assignments    None
(other policies):


Payment options:               If we pay the proceeds of the policy under
                               one of the payment options, see the "Payment option" under "Payment of policy proceeds" section for tax information.


*The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

Modified endowment contracts

In 1988, Congress created a new class of life insurance policies called "Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

o    you apply for it or materially change it on or after June 21, 1988 and

o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.

We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change.


An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds payable upon death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.


Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment even if you do not pay any further premiums.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

o    the distribution occurs after the owner attains age 591/2;
o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7); or
o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

Other tax considerations

Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Qualified retirement plans: The policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

IDS Life

IDS Life is a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is IDS Tower 10, Minneapolis, MN 55440.

IDS Life conducts a conventional life insurance business in the District of Columbia and all states except New York. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York.

IDS Life has been in the variable annuity business since 1968 and has sold a number of different variable annuity contracts and variable life insurance policies, that use other separate accounts, unit investment trusts and mutual funds.

Ownership

IDS Life is a wholly owned subsidiary of American Express Financial Corporation
(AEFC); AEFC, a Delaware corporation, is a wholly owned subsidiary of American Express Company.


The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

Besides managing investments for all funds in the IDS MUTUAL FUND GROUP, AEFC also manages investments for itself and its subsidiaries, IDS Certificate Company and IDS Life Insurance Company. Total assets under management on March 31, 1999 were more than $219 billion.


State regulation


IDS Life is subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates IDS Life files an annual statement in a prescribed form with Minnesota's Department of Commerce and in each state in which IDS Life does business. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.


Distribution of the policy

IDS Life is the sole distributor of the policy. IDS Life is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Representatives of IDS Life are licensed insurance and annuity agents, and are registered with the NASD as representatives of IDS Life.

IDS Life pays its representatives a commission of up to 50% of the initial target premium (annualized) in the first three years when the policy is sold, plus up to 3% of all premiums in excess of the target premium. Each year, IDS Life pays a service fee of 0.125% or less of the policy value, net of indebtedness. IDS Life pays additional commissions if an increase in coverage occurs. IDS Life also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

Legal proceedings


A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation.

On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action is brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. IDS Life and AEFC filed an answer to the complaint on February 18, 1997, denying the allegations. Asecond action, entitled Arnold Mork, Isabella Mork, Ronald Melchart and Susan Melchart vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21, 1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. A subsequent class action, Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was filed in the same court on October 13, 1998 alleging that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRA's) was done through deceptive marketing practices, which the company denies. Plaintiffs in each of the above actions seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.

IDS Life and AEFC believe they have meritorious defenses to the claims raised in the lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuits and others filed against IDS Life should not have a material adverse effect on IDS Life's consolidated financial postion.

Year 2000


The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDS Life and the variable account. IDS Life and variable account have no computer systems of their own but are dependent upon the systems maintained by AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's target date for substantially completing corrective measures on business critical systems was Dec. 31, 1998. Substantial testing of these systems was targeted for completion early in 1999. AEFCcurrently is on track with this schedule and also is on track to finish the work on non-critical systems by June 30, 1999. The Year 2000 readinesss of unaffiliated investment managers and other third parties whose system failures could have an impact on IDS Life's and the variable account's operations continues to be evaluated. The potential materiality of any such impact is not known at this time.

AEFC's Year 2000 project includes establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. These plans are being amended to include specific Year 2000 considerations and will continue to be refined throughout 1999 as additional information related to potential Year 2000 exposure is gathered.

Experts

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 1998 and 1997, and for each of the three years in the period ended Dec. 31, 1998, and the individual and combined financial statements of the segregated asset subaccounts of the IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts (comprised of subaccounts U, V, W, X, Y, IL, FGI and FNO) at Dec. 31, 1998 except for the FGI and FNO subaccounts which are for the years ended Dec. 31, 1998 and 1997 and the period Nov. 22, 1996 (commencement of operations) to Dec. 31, 1996, as set forth in their reports. We've included our financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examined by Mark Gorham, F.S.A., M.A.A.A., Actuarial Director, Insurance Product Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life

Directors

David R. Hubers
Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director, AEFC, since January 1984; senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Director since February 1984; president since March 1994; executive vice president, Marketing and Products from January 1988 to March 1994; senior vice president, AEFC, since May 1994; director of IDS Life Series Fund, Inc. and chairman of the board of managers of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman
Director since May 1984; executive vice president since March 1994; vice president, Finance, from May 1984 to March 1994; vice president, AEFC, since January 1987.

James A. Mitchell
Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy
Director and executive vice president, Client Service, since March 1994; senior vice president, Operations, Travel Related Services (TRS), a subsidiary of American Express Company, since July 1992; vice president, TRS, from November 1989 to July 1992 chief operating officer, TRS, from March 1988 to November 1989.

Stuart A. Sedlacek
Director, senior vice president and chief financial officer of AEFC since January 1998; vice president - Assured Assets, AEFC from 1994 to 1997.

Officers other than directors

Jeffrey S. Horton
Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies-Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from June 1990 to May 1994.

William A. Stoltzmann
Vice president, general counsel and secretary since 1985; vice president and assistant general counsel, AEFC, since November 1985.

The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010.

The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the lead underwriter.

Other fund managers


A I M Advisors, Inc.

A I M Advisors, Inc. ("A I M") serves as the fund's investment advisor. A I Mhas acted as an advisor since its organization in 1976. Today, A I M, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

Putnam Investment Management, Inc.

Putnam Management has been managing mutual funds since 1937. Today, the firm serves as the investment manager for the funds in the Putnam Family, with nearly $222 billion in assets under management at Dec. 31, 1998.

Warburg Pincus Asset Management, Inc.

Warburg Pincus Asset Management, Inc. is a professional investment advisory firm which provides investment services to investment companies, employee benefit plans, endowment funds, foundations, and other institutions and individuals.

American Century Investment Management, Inc.

American Century Investment Management Inc., has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

Templeton Investment Counsel, Inc.

Templeton Investment Counsel, Inc. provides investment research and portfolio management services, and also provides management services to numerous other investment companies.

Other information

The variable account has filed a registration statement with the SEC. For further information concerning the policy, the variable account and IDS Life, please refer to the registration statement. You can find the registration statement on the SEC's web site at http://www.sec.gov.

Substitution of investments

We may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of IDS Life, the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, IDS Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. IDS Life will notify owners within five days of any substitution or change.

Voting rights

As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, such as election of directors of IDS Life Series Fund, all shares of the IDS Life Series Fund Portfolios vote together as one series. When electing directors, all shares of IDS Life Series Fund Portfolios have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life is the owner of all fund shares and therefore holds all voting rights. However, IDS Life will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life does disregard voting instructions, we will advise you of that action and the reasons for in our next report to owners.

Reports

At least once a year IDS Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o  the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges

The death benefit, policy value and cash surrender value reflect the following charges:

o Premium expense charge: 5% of each premium payment.
o Cost of insurance charge for the sex, age and rate classification for the assumed insured.
o Policy fee: $5 per month ($7.50 per month guaranteed maximum).
o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:

o the daily investment management fee paid by the funds, assumed to be equivalent to an annual rate of 0.7% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, fees and charges section of this prospectus for additional information; and

o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first 10 policy years and 0.45% thereafter, we reserve the right to charge up to 0.9% for all policy years.

o a nonadvisory expense charge of 0.1% of each fund's average daily net assets for direct expenses incurred by the fund; currently, this is the maximum direct expenses the funds will incur after IDS Life limits the direct expenses of some funds. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, fees, and charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                                         Net annual rate of  Net annual rate of
                  Net annual rate of     return for "Current return for "Current
Gross annual      return for             costs assumed"      costs assumed"
investment rate   "Guaranteed costs      illustration, years illustration, years
of return         assumed" illustration  1-10                11 and after

     0%                 -1.69%                 -1.69%              -1.24%
     6                   4.21                   4.21                4.68
    12                  10.11                  10.11               10.61

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

Illustration
Initial specified amount $100,000                        Male age 35                                   Current costs assumed
Death benefit Option 1                                    nonsmoker                                    Annual premium $900
            Premium           Death benefit (1)(2)            Policy value (1)(2)                   Cash surrender value (1)(2)
            accumulated       assuming hypothetical gross     assuming hypothetical gross           assuming hypothetical gross
  End of    with annual       annual investment return of     annual investment return of           annual investment return of
  policy    interest
  year      at 5%           0%         6%        12%         0%         6%        12%           0%         6%         12%
     1     $     945   $100,000   $100,000   $100,000        614        657        700            0          0          0
     2         1,937   $100,000   $100,000   $100,000      1,209      1,333      1,463          308        432        562
     3         2,979   $100,000   $100,000   $100,000      1,784      2,027      2,292          883      1,126      1,391
     4         4,073   $100,000   $100,000   $100,000      2,335      2,737      3,191        1,434      1,836      2,290
     5         5,222   $100,000   $100,000   $100,000      2,868      3,467      4,172        1,967      2,566      3,271

     6         6,428   $100,000   $100,000   $100,000      3,375      4,212      5,236        2,654      3,491      4,515
     7         7,694   $100,000   $100,000   $100,000      3,857      4,972      6,392        3,317      4,431      5,851
     8         9,024   $100,000   $100,000   $100,000      4,316      5,749      7,651        3,956      5,389      7,291
     9        10,420   $100,000   $100,000   $100,000      4,749      6,541      9,021        4,568      6,361      8,841
    10        11,886   $100,000   $100,000   $100,000      5,153      7,346     10,512        5,153      7,346     10,512

    11        13,425   $100,000   $100,000   $100,000      5,552      8,200     12,189        5,552      8,200     12,189
    12        15,042   $100,000   $100,000   $100,000      5,922      9,072     14,025        5,922      9,072     14,025
    13        16,739   $100,000   $100,000   $100,000      6,264      9,963     16,040        6,264      9,963     16,040
    14        18,521   $100,000   $100,000   $100,000      6,576     10,873     18,252        6,576     10,873     18,252
    15        20,392   $100,000   $100,000   $100,000      6,854     11,799     20,681        6,854     11,799     20,681

    16        22,356   $100,000   $100,000   $100,000      7,095     12,739     23,348        7,095     12,739     23,348
    17        24,419   $100,000   $100,000   $100,000      7,295     13,690     26,279        7,295     13,690     26,279
    18        26,585   $100,000   $100,000   $100,000      7,447     14,646     29,501        7,447     14,646     29,501
    19        28,859   $100,000   $100,000   $100,000      7,552     15,609     33,048        7,552     15,609     33,048
    20        31,247   $100,000   $100,000   $100,000      7,598     16,570     36,955        7,598     16,570     36,955


age 60        45,102   $100,000   $100,000   $100,000      6,784     21,209     63,603        6,784     21,209     63,603
age 65        62,785   $100,000   $100,000   $132,317      3,559     25,064    108,456        3,559     25,064    108,456

(1) Assumes no policy loans or partial withdrawals have been made.


(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
Initial specified amount $100,000                        Male age 35                                Guaranteed costs assumed
Death benefit Option 1                                    nonsmoker                                 Annual premium $900
            Premium           Death benefit (1)(2)            Policy value (1)(2)              Cash surrender value (1)(2)
            accumulated       assuming hypothetical gross     assuming hypothetical gross      assuming hypothetical gross
  End of    with annual       annual investment return of     annual investment return of      annual investment return of
  policy    interest
  year      at 5%           0%         6%         12%        0%         6%        12%           0%         6%         12%
     1     $     945   $100,000   $100,000   $100,000        584        626        668            0          0          0
     2         1,937   $100,000   $100,000   $100,000      1,150      1,270      1,396          249        369        495
     3         2,979   $100,000   $100,000   $100,000      1,696      1,931      2,187          795      1,030      1,286
     4         4,073   $100,000   $100,000   $100,000      2,219      2,606      3,044        1,318      1,705      2,143
     5         5,222   $100,000   $100,000   $100,000      2,723      3,299      3,977        1,822      2,398      3,076

     6         6,428   $100,000   $100,000   $100,000      3,203      4,006      4,989        2,482      3,285      4,268
     7         7,694   $100,000   $100,000   $100,000      3,658      4,726      6,088        3,117      4,185      5,548
     8         9,024   $100,000   $100,000   $100,000      4,090      5,461      7,284        3,729      5,101      6,924
     9        10,420   $100,000   $100,000   $100,000      4,496      6,209      8,584        4,315      6,029      8,404
    10        11,886   $100,000   $100,000   $100,000      4,873      6,969      9,998        4,873      6,969      9,998

    11        13,425   $100,000   $100,000   $100,000      5,221      7,737     11,533        5,221      7,737     11,533
    12        15,042   $100,000   $100,000   $100,000      5,538      8,515     13,205        5,538      8,515     13,205
    13        16,739   $100,000   $100,000   $100,000      5,823      9,302     15,026        5,823      9,302     15,026
    14        18,521   $100,000   $100,000   $100,000      6,075     10,094     17,011        6,075     10,094     17,011
    15        20,392   $100,000   $100,000   $100,000      6,289     10,891     19,174        6,289     10,891     19,174

    16        22,356   $100,000   $100,000   $100,000      6,463     11,688     21,533        6,463     11,688     21,533
    17        24,419   $100,000   $100,000   $100,000      6,590     12,479     24,104        6,590     12,479     24,104
    18        26,585   $100,000   $100,000   $100,000      6,666     13,260     26,910        6,666     13,260     26,910
    19        28,859   $100,000   $100,000   $100,000      6,683     14,024     29,971        6,683     14,024     29,971
    20        31,247   $100,000   $100,000   $100,000      6,637     14,766     33,315        6,637     14,766     33,315

age 60        45,102   $100,000   $100,000   $100,000      5,216     17,893     55,543        5,216     17,893     55,543
age 65        62,785   $100,000   $100,000   $112,343        764     18,976     92,085          764     18,976     92,085

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Flexible Premium Variable
Life Insurance Policy

Annual Financial Information

Report of Independent Auditors

The Board of Directors
IDS Life Insurance Company

We have audited the accompanying individual and combined statements of net assets of the segregated asset subaccounts of IDS Life Variable Life Separate Account -- Flexible Premium Variable Life Subaccounts (comprised of subaccounts U, V, W, X, Y, IL, FGI and FNO) as of December 31, 1998, and the related statements of operations and changes in net assets for each of the three years in the period then ended, except for the FGI and FNO subaccounts which are for each of the two years in the period ended December 31, 1998 and the period November 22, 1996 (commencement of operations) to December 31, 1996. These financial statements are the responsibility of the management of IDS Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1998 with the affiliated and unaffiliated mutual fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial position of the segregated asset subaccounts of IDS Life Variable Life Separate Account -- Flexible Premium Variable Life Subaccounts at December 31, 1998 and the individual and combined results of their operations and the changes in their net assets for the periods described above, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Ernst & Young LLP
Minneapolis, Minnesota
March 12, 1999


IDS Life Variable Life Separate Account -- Flexible Premium Variable Life Subaccounts

Statements of Net Assets                                                                                             Dec. 31, 1998

                                                            Segregated Asset Subaccounts                                  Combined
                                                                                                                          Variable
Assets               U           V            W           X          Y           IL           FGI         FNO              Account

Investments in shares of mutual funds and portfolios:
   at cost      $754,516,686 $82,802,098 $34,738,056 $468,110,128 $12,327,341 $205,977,181 $132,651,504 $109,927,003 $1,801,049,997
                ------------ ----------- ----------- ------------ ----------- ------------ ------------ ------------ --------------
   at market
   value        $890,343,198 $82,794,183 $34,738,024 $561,662,445 $12,591,497 $242,624,735 $161,862,311 $136,226,674 $2,122,843,067
Dividends
receivable                --     453,912     136,251           --      52,544           --           --           --        642,707
Accounts
receivable
from
IDS Life
for contract
purchase
payments              29,608     142,868      63,093      104,584      24,281      120,600      144,696      171,285        801,015
Receivable from
mutual funds
and portfolios
for
redemptions          647,792          --          --      322,897          --       63,288           --           --      1,033,977
                     -------  ----------  ----------      -------  ----------       ------  -----------  -----------      ---------

Total assets     891,020,598  83,390,963  34,937,368  562,089,926  12,668,322  242,808,623  162,007,007  136,397,959  2,125,320,766
                 -----------  ----------  ----------  -----------  ----------  -----------  -----------  -----------  -------------

Liabilities

Payable to
IDS Life for
mortality and
expense risk
fee                  677,400      62,775      26,167      427,481       9,406      183,888      119,796      101,125      1,608,038
Payable to
mutual funds
and portfolios
for
investments
purchased                 --     534,005     173,177           --      67,419           --      144,696      171,285      1,090,582
                     -------     -------     -------      -------      ------      -------      -------      -------      ---------

Total
liabilities          677,400     596,780     199,344      427,481      76,825      183,888      264,492      272,410      2,698,620
                     -------     -------     -------      -------      ------      -------      -------      -------      ---------

Net assets applicable to
Variable Life
contracts in
accumulation
period          $890,343,198 $82,794,183 $34,738,024 $561,662,445 $12,591,497 $242,624,735 $161,742,515 $136,125,549 $2,122,622,146
                ============ =========== =========== ============ =========== ============ ============ ============ ==============

Accumulation
units
outstanding      205,971,122  36,389,966  21,082,168  139,808,650   5,728,665  114,891,933  102,425,500   92,520,119
                 ===========  ==========  ==========  ===========   =========  ===========  ===========   ==========

Net asset
value per
accumulation
unit            $       4.32 $      2.28 $      1.65 $       4.02 $      2.20 $       2.11 $       1.58 $       1.47
                ============ =========== =========== ============ =========== ============ ============ ============


See accompanying notes to financial statements.



Statements of Operations                                                                              Year ended Dec. 31, 1998

                                                  Segregated Asset Subaccounts                                        Combined
                                                                                                                      Variable
Investment income      U          V            W           X         Y          IL           FGI           FNO         Account

Dividend
income
from mutual
funds and
portfolios
                 $127,552,190 $5,482,824 $ 1,502,154  $44,064,797   $651,047 $10,109,537 $  2,141,220 $   962,047 $192,465,816
                 ------------ ---------- -----------  -----------   -------- ----------- ------------ ----------- ------------

Expenses:
Mortality
and expense
risk fee            7,017,729    673,510     274,445    4,505,632     95,855   1,923,842      894,291     771,763   16,157,067
                    ---------    -------     -------    ---------     ------   ---------      -------     -------   ----------

Investment
income
(loss)-- net      120,534,461  4,809,314   1,227,709   39,559,165    555,192   8,185,695    1,246,929     190,284  176,308,749
                  ===========  =========   =========   ==========    =======   =========    =========     =======  ===========


Realized and unrealized gain (loss) on investments -- net

Realized gain (loss) on sales of investments in mutual funds and portfolios:

Proceeds
from sales          9,112,329  2,569,475  12,888,386    3,977,679  2,869,520   1,835,092      352,149         285   33,604,915

Cost of
investments
sold                7,404,017  2,534,204  12,888,474    3,476,801  2,821,030   1,688,869      309,487         297   31,123,179
                    ---------  ---------  ----------    ---------  ---------   ---------      -------         ---   ----------

Net realized
gain (loss)
on investments      1,708,312     35,271         (88)     500,878     48,490     146,223       42,662         (12    2,481,736
Net change in
unrealized
appreciation or
depreciation of
investments       (54,778,267)(1,588,877)         50   24,071,107    143,444  27,604,400   26,122,797  21,170,328   42,744,982
                  ----------- ----------          --   ----------    -------  ----------   ----------  ----------   ----------

Net gain (loss)
on investments    (53,069,955)(1,553,606)        (38)  24,571,985    191,934  27,750,623   26,165,459  21,170,316   45,226,718
                  ----------- ----------         ---   ----------    -------  ----------   ----------  ----------   ----------

Net increase
(decrease)
in net assets
resulting from
operations      $  67,464,506 $3,255,708 $ 1,227,671  $64,131,150   $747,126 $35,936,318  $27,412,388 $21,360,600 $221,535,467
                ============= ========== ===========  ===========   ======== ===========  =========== =========== ============



IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts

Statements of Operations                                                                                 Year ended Dec. 31, 1997

                                                                                                                         Combined
                                                          Segregated Asset Subaccounts                                   Variable
                                                                                                                          Account
Investment income           U           V          W           X         Y        IL           FGI          FNO

Dividend income
from mutual funds and
portfolios             $23,181,667 $4,276,019 $1,234,742 $38,138,777  $636,103 $4,413,548 $    62,316  $        --  $  71,943,172
                       ----------- ---------- ---------- -----------  -------- ---------- -----------  -----------  -------------
Expenses:
Mortality and
expense risk fee         5,566,619    541,604    223,384   3,575,194    86,117  1,238,582     190,159      206,714     11,628,373
                         ---------    -------    -------   ---------    ------  ---------     -------      -------     ----------
Investment income
(loss)--net             17,615,048  3,734,415  1,011,358  34,563,583   549,986  3,174,966    (127,843)    (206,714)    60,314,799
                        ==========  =========  =========  ==========   =======  =========    ========     ========     ==========


Realized and unrealized gain (loss) on investments -- net

Realized gain (loss) on sales of investments in mutual funds and portfolios:

Proceeds from sales      5,074,599  3,857,257  9,523,185   2,995,867 3,337,156    668,935          --           --     25,456,999
Cost of investments
sold                     4,025,924  3,771,946  9,523,329   2,544,758 3,359,081    630,427          --           --     23,855,465
                         ---------  ---------  ---------   --------- ---------    -------   ---------    ---------     ----------
Net realized gain
(loss) on investments    1,048,675     85,311       (144)    451,109   (21,925)    38,508          --           --      1,601,534
Net change in
unrealized
appreciation or
depreciation of
investments             96,070,257    286,967        141  24,614,820   182,848  2,355,317   3,092,969    5,147,244    131,750,563
                        ----------    -------        ---  ----------   -------  ---------   ---------    ---------    -----------
Net gain (loss)
on investments          97,118,932    372,278         (3) 25,065,929   160,923  2,393,825   3,092,969    5,147,244    133,352,097
                        ----------    -------         --  ----------   -------  ---------   ---------    ---------    -----------
Net increase (decrease)
in net assets resulting
from operations       $114,733,980 $4,106,693 $1,011,355 $59,629,512 $ 710,909 $5,568,791  $2,965,126   $4,940,530   $193,666,896
                      ============ ========== ========== =========== ========= ==========  ==========   ==========   ============

See accompanying notes to financial statements.



IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts

Statements of Operations                                                                               Year ended Dec. 31, 1996

                                                                                                                      Combined
                                                    Segregated Asset Subaccounts                                      Variable
                                                                                                                       Account
Investment income       U           V            W           X          Y       IL       FGI*           FNO*
Dividend income
from mutual funds and
portfolios
                  $66,883,373  $3,233,159  $  611,169  $21,120,183  $532,217  $6,174,491 $8,263     $       --      $98,562,855
                  -----------  ----------  ----------  -----------  --------  ---------- ------     ----------      -----------
Expenses:
Mortality and
expense risk fee    3,754,636     437,113     114,838    2,565,481   103,203     553,611    576          1,042        7,530,500
                    ---------     -------     -------    ---------   -------     -------    ---          -----        ---------
Investment income
(loss)-- net       63,128,737   2,796,046     496,331   18,554,702   429,014   5,620,880  7,687         (1,042)      91,032,355
                   ==========   =========     =======   ==========   =======   =========  =====         ======       ==========


Realized and unrealized gain (loss) on investments -- net

Realized gain (loss) on sales of  investments in
mutual funds and portfolios:
Proceeds from
sales               2,580,239   3,501,950   6,220,752    1,852,115 1,415,835          --     --             --       15,570,891
Cost of
investments
sold                1,907,065   3,439,003   6,220,842    1,633,941 1,428,871          --     --             --       14,629,722
                    ---------   ---------   ---------    --------- ---------   --------- ------        -------       ----------
Net realized
gain (loss)
on investments        673,174      62,947         (90)     218,174   (13,036)         --     --             --          941,169
Net change in
unrealized
appreciation or
depreciation of
investments         5,691,003  (1,319,174)        (94)  17,604,775  (403,974)  2,374,285 (4,959)       (17,901)      23,923,961
                    ---------  ----------         ---   ----------  --------   --------- ------        -------       ----------
Net gain (loss)
on investments      6,364,177  (1,256,227)       (184)  17,822,949  (417,010)  2,374,285 (4,959)       (17,901)      24,865,130
                    ---------  ----------        ----   ----------  --------   --------- ------        -------       ----------
Net increase
(decrease)
in net assets
resulting
from operations   $69,492,914  $1,539,819 $   496,147  $36,377,651 $  12,004  $7,995,165 $2,728       $(18,943)    $115,897,485
                  ===========  ========== ===========  =========== =========  ========== ======       ========     ============

*For the period from Nov. 22, 1996 (commencement of operations) to Dec. 31, 1996.
See accompanying notes to financial statements.





IDS Life Variable Life Separate Account -- Flexible Premium Variable Life Subaccounts

Statements of Changes in Net Assets                                                                       Year ended Dec. 31, 1998

                                                                                                                          Combined
                                               Segregated Asset Subaccounts                                               Variable
                                                                                                                           Account
Operations         U            V           W            X            Y           IL          FGI           FNO

Investment
income
(loss)--
net          $120,534,461  $4,809,314  $1,227,709   $39,559,165    $555,192   $8,185,695  $1,246,929     $190,284     $176,308,749
Net
realized
gain
(loss) on
investments     1,708,312      35,271         (88)      500,878      48,490      146,223       42,662          (12)       2,481,736
Net change
in
unrealized
appreciation
or
depreciation
of
investments   (54,778,267)  (1,588,877)        50    24,071,107     143,444   27,604,400   26,122,797   21,170,328      42,744,982
              -----------   ----------         --    ----------     -------   ----------   ----------   ----------      ----------

Net increase
(decrease)
in net
assets
resulting
from
operations     67,464,506    3,255,708   1,227,671   64,131,150     747,126   35,936,318   27,412,388   21,360,600     221,535,467
               ==========    =========   =========   ==========     =======   ==========   ==========   ==========     ===========



Contract transactions

Contract
purchase
payments      131,410,140   16,568,072  22,533,012   77,494,858   3,068,352   43,374,689   38,889,216   33,203,965     366,542,304
Net
transfers*     34,512,161    4,116,034 (12,918,560)  18,929,696      53,255   14,647,773   51,456,625   38,403,499     149,200,483
Transfers for
policy loans   (9,132,065)    (674,976)    (55,561)  (4,854,390)    (80,357)  (2,119,714)    (594,550)    (793,889)    (18,305,502)
Policy
charges       (33,270,686)  (4,896,101) (3,021,126) (23,227,333)   (899,151)  (8,039,269)  (5,030,171)  (4,074,024)    (82,457,861)
Contract
terminations:
Surrender
benefits      (23,336,785)  (1,937,895) (1,277,678) (15,414,416)   (327,256)  (5,022,065)  (1,558,456)  (1,507,870)    (50,382,421)
Death
benefits       (2,020,055)    (233,686)    (20,106)  (1,378,719)    (72,670)    (398,029)    (120,690)     (87,018)     (4,330,973)
               ----------     --------     -------   ----------     -------     --------     --------      -------      ----------

Increase (decrease)
from contract
transactions   98,162,710   12,941,448   5,239,981   51,549,696   1,742,173   42,443,385   83,041,974   65,144,663     360,266,030
               ----------   ----------   ---------   ----------   ---------   ----------   ----------   ----------     -----------

Net assets
at beginning
of year       724,715,982   66,597,027  28,270,372  445,981,599  10,102,198  164,245,032   51,288,153   49,620,286   1,540,820,649
              -----------   ----------  ----------  -----------  ----------  -----------   ----------   ----------   -------------

Net assets
at end
of year      $890,343,198  $82,794,183 $34,738,024 $561,662,445 $12,591,497 $242,624,735 $161,742,515 $136,125,549  $2,122,622,146
             ============  =========== =========== ============ =========== ============ ============ ============  ==============

Accumulation unit activity

Units
outstanding
at
beginning
of year       181,225,095   30,615,038  17,863,880  125,875,176   4,935,518   93,664,100   41,101,142  41,573,554

Contracts
purchase
payments       33,079,510    7,413,809  13,938,851   20,914,302   1,443,628   21,932,881   28,706,679  26,100,519
Net transfers*  8,570,310    1,826,332  (8,013,780)   5,128,103        (294)   7,154,080   37,992,736  29,942,354
Transfers for
policy loans   (2,227,458)    (301,509)    (34,006)  (1,313,581)    (37,323)  (1,072,377)    (441,852)   (628,537)
Policy charges (8,392,023)  (2,191,418) (1,868,460)  (6,275,456)   (423,666)  (4,060,677)  (3,704,506) (3,213,466)

Contract terminations:
Surrender
benefits       (5,791,106)    (867,738)   (791,849)  (4,147,133)   (154,579)  (2,527,911)  (1,141,804) (1,184,846)

Death benefits   (493,206)    (104,548)    (12,468)    (372,761)    (34,619)    (198,163)     (86,895)    (69,459)
                 --------     --------     -------     --------     -------     --------      -------     -------
Units
outstanding
at end
of year       205,971,122   36,389,966  21,082,168  139,808,650   5,728,665  114,891,933  102,425,500  92,520,119
              ===========   ==========  ==========  ===========   =========  ===========  ===========  ==========

* Includes transfer activity from (to) other subaccounts and transfers from (to)
IDS Life's fixed account. See accompanying notes to financial statements.



IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts

Statements of Changes in Net Assets                                                                        Year ended Dec. 31, 1997

                                                                                                                           Combined
                                                                          Segregated Asset Subaccounts                     Variable
                                                                                                                            Account
Operations         U             V             W              X           Y         IL          FGI          FNO
Investment
income
(loss)--
net          $ 17,615,048 $ 3,734,415  $  1,011,358  $  34,563,583  $  549,986  $ 3,174,966  $ (127,843) $ (206,714)  $  60,314,799
Net
realized
gain
(loss) on
investments     1,048,675      85,311          (144)       451,109     (21,925)      38,508          --          --       1,601,534
Net change
in
unrealized
appreciation
or
depreciation
of
investments    96,070,257     286,967           141     24,614,820     182,848    2,355,317   3,092,969   5,147,244     131,750,563
               ----------     -------           ---     ----------     -------    ---------   ---------   ---------     -----------
Net
increase
(decrease)
in
net assets
resulting
from
operations    114,733,980   4,106,693     1,011,355     59,629,512     710,909    5,568,791   2,965,126   4,940,530     193,666,896
              ===========   =========     =========     ==========     =======    =========   =========   =========     ===========

Contract transactions

Contract
purchase
payments      123,570,339  15,053,091    17,423,616     72,845,044   2,402,678   42,899,371  13,841,301  13,991,080     302,026,520
Net
transfers*     33,103,308    (239,083)   (4,227,737)    21,193,067    (810,517)  27,901,000  34,880,409  30,282,735     142,083,182
Transfers
for policy
loans          (8,713,893)   (546,324)     (290,773)    (5,307,297)   (111,242)  (1,682,789)   (200,323)   (223,063)    (17,075,704)
Policy
charges       (29,122,591) (4,215,454)   (2,208,148)   (20,456,659)   (809,036)  (6,477,870) (1,233,735) (1,274,804)    (65,798,297)
Contract
terminations:
Surrender
benefits      (18,607,496) (1,766,331)     (792,989)   (11,491,981)   (418,878)  (2,719,919)   (246,589)   (436,800)    (36,480,983)
Death
benefits       (1,276,530)   (247,537)      (55,408)    (1,781,799)    (63,523)    (279,136)     (8,789)     (9,988)     (3,722,710)
               ----------    --------       -------     ----------     -------     --------      ------      ------      ----------
Increase
(decrease)
from contract
transactions   98,953,137   8,038,362     9,848,561     55,000,375     189,482   59,640,657  47,032,274  42,329,160     321,032,008
               ----------   ---------     ---------     ----------     -------   ----------  ----------  ----------     -----------
Net assets
at beginning
of year       511,028,865  54,451,972    17,410,456    331,351,712   9,201,807   99,035,584   1,290,753   2,350,596   1,026,121,745
              -----------  ----------    ----------    -----------   ---------   ----------   ---------   ---------   -------------
Net assets
at end of
year         $724,715,982 $66,597,027   $28,270,372   $445,981,599 $10,102,198 $164,245,032 $51,288,153 $49,620,286  $1,540,820,649
             ============ ===========   ===========   ============ =========== ============ =========== ===========  ==============


Accumulation unit activity

Units
outstanding
at beginning
of year      153,373,376   26,774,670    11,458,041    109,309,116   4,856,455   59,452,809   1,288,668   2,406,142
Contract
purchase
payments      34,678,477    7,178,911    11,237,391     22,016,619   1,231,725   24,446,022  11,617,761  12,833,138
Net
transfers*     9,264,513    (114,293)    (2,674,428)     6,349,838    (435,528)  16,110,287  29,596,543  28,094,106
Transfers
for policy
loans         (2,427,763)   (259,393)      (188,211)    (1,607,411)    (56,371)    (959,477)   (167,885)   (203,109)
Policy
charges       (8,157,111) (2,008,118)    (1,421,377)    (6,182,237)   (415,413)  (3,690,168) (1,026,899) (1,156,378)
Contract
terminations:
Surrender
benefits      (5,158,329)   (837,375)      (511,680)    (3,467,220)   (212,344)  (1,538,186)   (199,141)   (390,852)
Death
benefits        (348,068)   (119,364)       (35,856)      (543,529)    (33,006)    (157,187)     (7,905)     (9,493)
                --------    --------        -------       --------     -------     --------      ------      ------
Units
outstanding
at end of
year         181,225,095  30,615,038     17,863,880    125,875,176   4,935,518   93,664,100  41,101,142  41,573,554
             ===========  ==========     ==========    ===========   =========   ==========  ==========  ==========

*Includes  transfer activity from (to) other subaccounts and transfers from (to) IDS Life's fixed account.
See accompanying notes to financial statements.




IDS Life Variable Life Separate Account - Flexible Premium Variable Life Subaccounts

Statements of Changes in Net Assets                                                                        Year ended Dec. 31, 1996

                                                                                                                           Combined
                                                      Segregated Asset Subaccounts                                         Variable
Operations            U            V           W             X            Y           IL          FGI**       FNO**         Account
Investment
income
(loss)--
net           $  63,128,737 $ 2,796,046  $  496,331  $ 18,554,702  $  429,014  $  5,620,880  $    7,687  $   (1,042) $   91,032,355
Net
realized
gain
(loss) on
investments         673,174      62,947         (90)      218,174     (13,036)           --          --          --         941,169
Net change
in
unrealized
appreciation
or
depreciation
of
investments       5,691,003  (1,319,174)        (94)   17,604,775    (403,974)    2,374,285      (4,959)    (17,901)     23,923,961
Net increase      ---------  -----------        ----   ----------    ---------    ---------      -------    --------     ----------
(decrease)
in net
assets
resulting
from
operations       69,492,914   1,539,819     496,147    36,377,651      12,004     7,995,165       2,728     (18,943)    115,897,485
                 ==========   =========     =======    ==========      ======     =========       =====     ========    ===========


Contract transactions

Contract
purchase
payments        105,961,565  13,310,365   9,046,621    66,518,941   2,145,072    28,312,012     143,703     362,548     225,800,827
Net
transfers*       66,015,408   3,722,805  (1,205,578)   22,431,178     692,739    43,320,118   1,148,866   2,017,177     138,142,713
Transfers
for
policy
loans            (6,244,169)   (355,098)     27,139    (3,900,647)    (80,185)     (665,251)       (596)     (2,348)    (11,221,155)
Policy
charges         (23,329,445) (3,771,136) (1,130,174)  (17,570,432)   (802,276)   (3,387,753)     (3,948)     (7,838)    (50,003,002)
Contract
terminations:
Surrender
benefits        (14,981,757) (1,611,110)   (450,677)  (10,189,903)   (266,418)   (1,284,169)         --          --     (28,784,034)
Death
benefits           (952,889)   (205,738)    (28,391)     (652,571)    (45,597)      (77,361)         --          --      (1,962,547)
                   --------    --------     -------      --------     -------       -------     -------     -------      ----------
Increase
(decrease)
from
contract
transactions    126,468,713  11,090,088   6,258,940    56,636,566   1,643,335    66,217,596   1,288,025   2,369,539     271,972,802
                -----------  ----------   ---------    ----------   ---------    ----------   ---------   ---------     -----------
Net assets
at
beginning
of year         315,067,238  41,822,065  10,655,369   238,337,495   7,546,468    24,822,823          --          --     638,251,458
                -----------  ----------  ----------   -----------   ---------    ----------   ---------   ---------     -----------
Net assets
at end
of year        $511,028,865 $54,451,972 $17,410,456  $331,351,712  $9,201,807   $99,035,584  $1,290,753  $2,350,596  $1,026,121,745
               ============ =========== ===========  ============  ==========   ===========  ==========  ==========  ==============

Accumulation unit activity

Units
outstanding
at
beginning
of year         112,397,698  21,093,984   7,292,031    89,225,571   3,992,247    18,302,995          --          --
Contract
purchase
payments         34,307,830   6,801,860   6,064,251    23,599,318   1,157,301    17,547,447     143,378     369,756
Net
transfers*       21,380,545   1,912,837    (839,017)    7,943,928     352,919    26,953,612   1,149,856   2,046,787
Transfers
for policy
loans            (2,016,634)   (182,651)     18,550    (1,382,862)    (43,801)     (412,513)       (611)     (2,377)
Policy
charges          (7,542,639) (1,925,848)   (757,352)   (6,225,537)   (432,937)   (2,093,202)     (3,955)     (8,024)
Contract
terminations:
Surrender
benefits         (4,851,362)   (820,422)   (301,100)   (3,621,740)   (144,876)     (797,805)         --          --
Death
benefits           (302,062)   (105,090)    (19,322)     (229,562)    (24,398)      (47,725)         --          --
                   --------    --------     -------      --------     -------       -------      -------      ------
Units
outstanding
at end of
year            153,373,376  26,774,670  11,458,041   109,309,116   4,856,455    59,452,809   1,288,668   2,406,142
                ===========  ==========  ==========   ===========   =========    ==========   =========   =========

* Includes transfer activity from (to) other subaccounts and transfers from (to) IDS Life's fixed account.
**For the period from Nov. 22, 1996 (commencement of operations) to Dec. 31, 1996.
See accompanying notes to financial statements.


Flexible Premium Variable
Life Subaccounts

Notes to Financial Statements

1. Organization
IDS Life Variable Life Separate Account (the Variable Account) was established under Minnesota law on Oct. 16, 1985 as a segregated asset account of IDS Life
Insurance Company (IDS Life). The Variable Account is registered as a single unit investment trust under the Investment Company Act of 1940, as amended (the
1940 Act).  Operations of the Variable  Account  commenced on Jan. 20, 1986.

The Variable Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following portfolios or funds (the Funds), which are registered under the 1940 Act as diversified, open-end management investment companies and have the following investment managers.

Subaccount   Invests exclusively in shares of                        Investment  Manager
U            IDS Life Series Fund Equity Portfolio                   IDS Life Insurance Company 1
V            IDS Life Series Fund Income Portfolio                   IDS Life Insurance Company 1
W            IDS Life Series Fund Money Market Portfolio             IDS Life Insurance Company 1
X            IDS Life Series Fund Managed Portfolio                  IDS Life Insurance Company 1
Y            IDS Life Series Fund Government Securities Portfolio    IDS Life Insurance Company 1
IL           IDS Life Series Fund International Equity Portfolio     IDS Life Insurance Company 1
FGI          AIM V.I. Growth and Income Fund                         AIM Management Group Inc.
FNO          Putnam VT New Opportunities Fund                        Putnam Investment Management,Inc.

1 American Express Financial  Corporation  (AEFC) is the investment  advisor.

The assets of each subaccount of the Variable Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by IDS Life. IDS Life serves as the distributor of the Flexible Premium Variable Life Policy.

2. Summary of Significant Accounting Policies
Investments in the Funds Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective
Fund. Investment transactions are accounted for on the date the shares are purchased and sold. The cost of investments sold and redeemed is determined on the average cost method. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized  appreciation  or  depreciation  of investments  in the  accompanying
financial   statements   represents  the   subaccounts'   share  of  the  Funds'
undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Federal Income Taxes
IDS Life is taxed as a life insurance company. The Variable Account is treated as part of IDS Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Variable Account.

3. Mortality  and Expense Risk Fee and Policy Charges
IDS Life makes contractual assurances to the Variable Account that possible future adverse changes in administrative expenses and mortality experience of the policy owners and beneficiaries will not affect the Variable Account. The mortality and expense risk fee paid to IDS Life is computed daily and is equal, on an annual basis, to 0.9% of the average daily net assets of the subaccount. A monthly deduction is made for the cost of insurance and the policy fee. The cost of insurance for the policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which IDS Life is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the policy.

IDS Life deducts a policy fee of $5 per month. The policy fee is waived for policies with an intitial specified amount of $250,000 or more. This charge reimburses IDS Life for expenses incurred in administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners of policies. IDS Life does not anticipate that it will make any profit on this charge. IDS Life reserves the right to change this charge in the future, but guarantees that it will never exceed $7.50 per month.

4. Optional Insurance Benefit Charge
Each month IDS Life deducts charges for any optional insurance benefits added to the policy by rider.

5. Premium Expense Charge
IDS Life deducts a premium expense charge of 5% from each premium payment. It partially compensates IDS Life for expenses in distributing the policy, including agents' compensation, advertising and printing the prospectus and sales literature. It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

6. Surrender Charge

There are surrender charges for surrenders and lapses during the first 10 policy years and in the 10 years following an increase in specified amount. This charge is level for the first 5 years and then decreases monthly until it is zero at the end of 10 years. The surrender charge reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially compensates IDS Life for expenses in distributing the policy, including agents' compensation, advertising and printing the prospectus and sales literature. Charges by IDS Life for surrenders are not identified on an individual segregated asset account basis.
Charges for all segregated asset accounts amounted to $17,936,810 in 1998, $14,502,145 in 1997 and $11,956,753 in 1996. Such charges are not treated as a separate expense of the subaccounts or Variable Account. They are ultimately deducted from surrender benefits paid by IDS Life.

7. Investment in Shares
The subaccounts' investment in shares of the Funds as of Dec. 31, 1998 were as follows:

Subaccount   Investment                                                 Shares          NAV
U            IDS Life Series Fund Equity Portfolio                    32,330,459      $27.54
V            IDS Life Series Fund Income Portfolio                     8,256,015       10.03
W            IDS Life Series Fund Money Market Portfolio              34,741,315        1.00
X            IDS Life Series Fund Managed Portfolio                   29,407,407       19.10
Y            IDS Life Series Fund Government Securities Portfolio      1,213,762       10.37
IL           IDS Life Series Fund International Equity Portfolio      13,438,137       18.05
FGI          AIM V.I. Growth and Income Fund                           6,815,255       23.75
FNO          Putnam VT New Opportunities Fund                          5,227,424       26.06

8. Investment Transactions

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, were as follows:

                                                                                                 Year ended Dec. 31,

Subaccount       Investment                                                           1998              1997             1996
U                IDS Life Series Fund Equity Portfolio............................$226,733,888     $121,966,988     $192,481,448
V                IDS Life Series Fund Income Portfolio............................  20,320,237       15,630,034       17,388,084
W                IDS Life Series Fund Money Market Portfolio.....................   19,356,076       20,383,104       12,976,023
X                IDS Life Series Fund Managed Portfolio..........................   94,424,448       92,732,258       77,193,596
Y                IDS Life Series Fund Government Securities Portfolio............    5,166,525        4,076,984        3,488,184
IL               IDS Life Series Fund International Equity Portfolio..............  52,222,291       63,357,169       72,175,223
FGI              AIM V.I. Growth and Income Fund..................................  84,722,297       46,942,418        1,296,276*
FNO              Putnam VT New Opportunities Fund.................................  65,398,582       42,159,212        2,369,506*
                 Combined Variable Account........................................$568,344,344     $407,248,167     $379,368,340

* Commenced  operations on Nov. 22, 1996.



Flexible Premium Variable
Life Subaccounts

Condensed  Financial Information (Unaudited)

The following tables give per-unit information about the financial history of each subaccount.

                                                         Year ended Dec. 31,
                                 1998     1997    1996    1995     1994    1993    1992    1991   1990    1989

Subaccount U (Investing in shares of IDS Life Series Fund Equity Portfolio)
Accumulation unit value at
beginning of period             $4.00   $3.33    $2.80   $2.04    $2.01   $1.79   $1.71   $1.04  $1.10   $0.90
Accumulation unit
value at end of period          $4.32   $4.00    $3.33   $2.80    $2.04   $2.01   $1.79   $1.71  $1.04   $1.10
Number of accumulation
units outstanding at end
of period (000 omitted)       205,971 181,225  153,373 112,398   86,672  54,422  35,765  20,713 13,993   9,013

Subaccount V (Investing in shares of IDS Life Series Fund Income Portfolio)
Accumulation unit value at
beginning of period             $2.18   $2.03    $1.98   $1.65    $1.74   $1.53   $1.41   $1.23  $1.17   $1.06
Accumulation unit
value at end of period          $2.28   $2.18    $2.03   $1.98    $1.65   $1.74   $1.53   $1.41  $1.23   $1.17
Number of accumulation
units outstanding at end
of period (000 omitted)        36,390  30,615   26,775  21,094   16,248  13,255   8,848   6,088  4,646   3,207

Subaccount W (Investing in shares of IDS Life Series Fund Money Market Portfolio)
Accumulation unit value
at beginning of period          $1.58   $1.52    $1.46   $1.40    $1.36   $1.34   $1.31   $1.25  $1.17   $1.08
Accumulation unit value
at end of period                $1.65   $1.58    $1.52   $1.46    $1.40   $1.36   $1.34   $1.31  $1.25   $1.17
Number of accumulation
units outstanding at end
of period (000 omitted)        21,082  17,864   11,458   7,292    4,148   2,911   2,981   2,876  2,221   1,497

Subaccount X (Investing in shares of IDS Life Series Fund Managed Portfolio)
Accumulation unit value
at beginning of period          $3.54   $3.03    $2.67   $2.27    $2.27   $1.91   $1.75   $1.34  $1.25   $0.97
Accumulation unit value
at end of period                $4.02   $3.54    $3.03   $2.67    $2.27   $2.27   $1.91   $1.75  $1.34   $1.25
Number of accumulation
units outstanding at end
of period (000 omitted)       139,809 125,875  109,309  89,226   70,903  45,870  30,475  21,753 15,649  10,496

Subaccount Y (Investing in shares of IDS Life Series Fund Government Securities Portfolio)
Accumulation unit value
at beginning of period          $2.05   $1.89    $1.89   $1.62    $1.71   $1.54   $1.46   $1.26  $1.20   $1.05
Accumulation unit value
at end of period                $2.20   $2.05    $1.89   $1.89    $1.62   $1.71   $1.54   $1.46  $1.26   $1.20
Number of accumulation
units outstanding at end
of period (000 omitted)         5,729   4,936    4,856   3,992    3,949   3,444   2,556   1,504  1,096     491

Subaccount IL1 (Investing in shares of IDS Life Series Fund International Equity Portfolio)
Accumulation unit value
at beginning of period          $1.75   $1.67    $1.36   $0.99    $1.00      --      --      --     --      --
Accumulation unit value
at end of period                $2.11   $1.75    $1.67   $1.36    $0.99      --      --      --     --      --
Number of accumulation
units outstanding at end
of period (000 omitted)       114,892  93,664   59,453  18,303    2,582      --      --      --     --      --

Subaccount FGI2 (Investing in shares of AIM V.I. Growth and Income Fund)
Accumulation unit value
at beginning of period          $1.25   $1.00    $1.00      --       --      --      --      --     --      --
Accumulation unit value
at end of period                $1.58   $1.25    $1.00      --       --      --      --      --     --      --
Number of accumulation
units outstanding at end
of period (000 omitted)       102,426  41,101    1,289      --       --      --      --      --     --      --

Subaccount FNO2 (Investing in shares of Putnam VT New Opportunities Fund)
Accumulation unit value
at beginning of period          $1.19   $0.98    $1.00      --       --      --      --      --     --      --
Accumulation unit value
at end of period                $1.47   $1.19    $0.98      --       --      --      --      --     --      --
Number of accumulation
units outstanding at end
of period (000 omitted)        92,520  41,574    2,406      --       --      --      --      --     --      --

1 Operations commenced on Oct. 28, 1994.
2 Operations commenced on Nov. 22, 1996.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

IDS LIFE FINANCIAL INFORMATION
-----------------------------------------------------------------

The financial statements shown below are those of the insurance company and not those of any other entity. They are included for the purpose of informing the investor as to the financial condition of the insurance company and its ability to carry out its obligations under its variable contracts.

IDS LIFE INSURANCE COMPANY
-----------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS                                        DEC. 31, 1998    DEC. 31, 1997
ASSETS                                                        ($ thousands, except share amounts)
-------------------------------------------------------------------------------------------------
Investments:
Fixed maturities:
Held to maturity, at amortized cost (fair value: 1998,
$8,420,035; 1997, $9,743,410)....................................  $  7,964,114     $  9,315,450
Available for sale, at fair value (amortized cost: 1998,
$13,344,949; 1997, $12,515,030)..................................    13,613,139       12,876,694
Mortgage loans on real estate....................................     3,505,458        3,618,647
Policy loans.....................................................       525,431          498,874
Other investments................................................       366,604          318,591
-------------------------------------------------------------------------------------------------
Total investments................................................    25,974,746       26,628,256
-------------------------------------------------------------------------------------------------
Cash and cash equivalents........................................        22,453           19,686
Amounts recoverable from reinsurers..............................       262,260          205,716
Amounts due from brokers.........................................           327            8,400
Other accounts receivable........................................        47,963           37,895
Accrued investment income........................................       366,574          357,390
Deferred policy acquisition costs................................     2,496,352        2,479,577
Other assets.....................................................        30,487           22,700
Separate account assets..........................................    27,349,401       23,214,504
-------------------------------------------------------------------------------------------------
Total assets.....................................................  $ 56,550,563     $ 52,974,124
-------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDER'S EQUITY
-------------------------------------------------------------------------------------------------
Liabilities:
Future policy benefits:
Fixed annuities..................................................  $  21,172,303    $  22,009,747
Universal life-type insurance....................................      3,343,671        3,280,489
Traditional life insurance.......................................        225,306          213,676
Disability income and long-term care insurance...................        660,320          533,124
Policy claims and other policyholders' funds.....................         70,309           68,345
Deferred income taxes, net.......................................         16,930           61,582
Amounts due to brokers...........................................        195,406          381,458
Other liabilities................................................        410,285          345,383
Separate account liabilities.....................................     27,349,401       23,214,504
-------------------------------------------------------------------------------------------------
Total liabilities................................................     53,443,931       50,108,308
-------------------------------------------------------------------------------------------------
Stockholder's equity:
Capital stock, $30 par value per share; 100,000 shares
authorized, issued and outstanding...............................          3,000            3,000
Additional paid-in capital.......................................        288,327          290,847
Accumulated other comprehensive income, net of tax:
Net unrealized securities gains..................................        169,584          226,359
Retained earnings................................................      2,645,721        2,345,610
-------------------------------------------------------------------------------------------------
Total stockholder's equity.......................................      3,106,632        2,865,816
-------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity.......................  $  56,550,563    $  52,974,124
-------------------------------------------------------------------------------------------------

See accompanying notes.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

--------------------------------------------------------------------------------

                                                                             YEARS ENDED DEC. 31,
                                                                      1998           1997            1996
CONSOLIDATED STATEMENTS OF INCOME                                               ($ thousands)
------------------------------------------------------------------------------------------------------------
Revenues:
Premiums:
Traditional life insurance.......................................  $   53,132       $   52,473    $   51,403
Disability income and long-term care insurance...................     176,298          154,021       131,518
------------------------------------------------------------------------------------------------------------
Total premiums...................................................     229,430          206,494       182,921
------------------------------------------------------------------------------------------------------------
Policyholder and contractholder charges..........................     383,965          341,726       302,999
Management and other fees........................................     401,057          340,892       271,342
Net investment income............................................   1,986,485        1,988,389     1,965,362
Net realized gain (loss) on investments..........................       6,902              860          (159)
------------------------------------------------------------------------------------------------------------
Total revenues...................................................   3,007,839        2,878,361     2,722,465
------------------------------------------------------------------------------------------------------------
Benefits and expenses:
Death and other benefits:
Traditional life insurance.......................................      29,835           28,951        26,919
Universal life-type insurance and investment contracts...........     108,349           92,814        85,017
Disability income and long-term care insurance...................      27,414           22,333        19,185
Increase in liabilities for future policy benefits:
Traditional life insurance.......................................       6,052            3,946         1,859
Disability income and long-term care insurance...................      73,305           63,631        57,230
Interest credited on universal life-type insurance and investment
contracts........................................................   1,317,124        1,386,448     1,370,468
Amortization of deferred policy acquisition costs................     382,642          322,731       278,605
Other insurance and operating expenses...........................     287,326          276,596       261,468
------------------------------------------------------------------------------------------------------------
Total benefits and expenses......................................   2,232,047        2,197,450     2,100,751
------------------------------------------------------------------------------------------------------------
Income before income taxes.......................................     775,792          680,911       621,714
Income taxes.....................................................     235,681          206,664       207,138
------------------------------------------------------------------------------------------------------------
Net income.......................................................  $  540,111       $  474,247    $  414,576
------------------------------------------------------------------------------------------------------------

See accompanying notes.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                                    ACCUMULATED
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY                                                       OTHER
                                                               TOTAL                  ADDITIONAL    COMPREHENSIVE
                                                            STOCKHOLDER'S CAPITAL      PAID-IN       INCOME,      RETAINED
THREE YEARS ENDED DEC. 31, 1998 ($ thousands)                 EQUITY       STOCK       CAPITAL      NET OF TAX    EARNINGS
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995................................  $2,331,708     $3,000       $278,814    $ 230,129    $1,819,765
Comprehensive income:
Net income................................................     414,576         --             --           --       414,576
Unrealized holding losses arising during the year, net of
deferred policy acquisition costs of $10,325 and taxes of
$82,982...................................................    (154,111)        --             --     (154,111)           --
Reclassification adjustment for losses included in net
income, net of tax of $(5,429)............................      10,084         --             --       10,084            --
                                                            -----------                             ----------
Other comprehensive loss..................................    (144,027)        --             --     (144,027)           --
                                                            -----------
Comprehensive income......................................     270,549         --             --           --            --
Capital contribution from parent..........................       4,801         --          4,801           --            --
Other changes.............................................       2,022         --             --           --         2,022
Cash dividends to parent..................................    (165,000)        --             --           --      (165,000)
                                                            ---------------------------------------------------------------
Balance, December 31, 1996................................   2,444,080      3,000        283,615       86,102     2,071,363
Comprehensive income:
Net income................................................     474,247         --             --           --       474,247
Unrealized holding gains arising during the year, net of
effect on deferred policy acquisition costs of $(7,714)
and taxes of $(75,215)....................................     139,686         --             --      139,686            --
Reclassification adjustment for losses included in net
income, net of tax of $(308)..............................         571         --             --          571            --
                                                            -----------                             ----------
Other comprehensive income................................     140,257         --             --      140,257            --
                                                            -----------
Comprehensive income......................................     614,504         --             --           --            --
Capital contribution from parent..........................       7,232         --          7,232           --            --
Cash dividends to parent..................................    (200,000)        --             --           --      (200,000)
                                                            ---------------------------------------------------------------
Balance, December 31, 1997................................   2,865,816      3,000        290,847      226,359     2,345,610
Comprehensive income:
Net income................................................     540,111         --             --           --       540,111
Unrealized holding losses arising during the year, net of
effect on deferred policy acquisition costs of $6,333 and
taxes of $32,826..........................................     (60,964)        --             --      (60,964)           --
Reclassification adjustment for losses included in net
income, net of tax of $(2,254)............................       4,189         --             --        4,189            --
                                                            -----------                             ----------
Other comprehensive loss..................................     (56,775)        --             --      (56,775)           --
                                                            -----------
Comprehensive income......................................     483,336         --             --           --            --
Other changes.............................................      (2,520)        --         (2,520)          --            --
Cash dividends to parent..................................    (240,000)        --             --           --      (240,000)
                                                            ---------------------------------------------------------------
Balance, December 31, 1998................................  $3,106,632     $3,000       $288,327    $ 169,584    $2,645,721
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

--------------------------------------------------------------------------------

                                                                             YEARS ENDED DEC. 31,
                                                                      1998           1997           1996
CONSOLIDATED STATEMENTS OF CASH FLOWS                                             (thousands)
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................................  $   540,111    $   474,247    $   414,576
Adjustments to reconcile net income to net cash provided by (used
in) operating activities:
Policy loan issuance, excluding universal life-type insurance....      (53,883)       (54,665)       (49,314)
Policy loan repayment, excluding universal life-type insurance...       57,902         46,015         41,179
Change in amounts recoverable from reinsurers....................      (56,544)       (47,994)       (43,335)
Change in other accounts receivable..............................      (10,068)         6,194         (4,981)
Change in accrued investment income..............................       (9,184)       (14,077)         4,695
Change in deferred policy acquisition costs, net.................      (10,443)      (156,486)      (294,755)
Change in liabilities for future policy benefits for traditional
life, disability income and long-term care insurance.............      138,826        112,915         97,479
Change in policy claims and other policyholders' funds...........        1,964        (15,289)        27,311
Change in deferred income tax provision (benefit)................      (19,122)        19,982        (65,609)
Change in other liabilities......................................       64,902         13,305         46,724
Amortization of premium (accretion of discount), net.............        9,170         (5,649)       (23,032)
Net realized (gain) loss on investments..........................       (6,902)          (860)           159
Policyholder and contractholder charges, non-cash................     (172,396)      (160,885)      (154,286)
Other, net.......................................................       10,786          7,161        (10,816)
------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities..............  $   485,119    $   223,914    $   (14,005)
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Fixed maturities held to maturity:
Purchases........................................................  $    (1,020)   $    (1,996)   $   (43,751)
Maturities, sinking fund payments and calls......................    1,162,731        686,503        759,248
Sales............................................................      236,963        236,761        279,506
Fixed maturities available for sale:
Purchases........................................................   (4,100,238)    (3,160,133)    (2,299,198)
Maturities, sinking fund payments and calls......................    2,967,311      1,206,213      1,270,240
Sales............................................................      278,955        457,585        238,905
Other investments, excluding policy loans:
Purchases........................................................     (555,647)      (524,521)      (904,536)
Sales............................................................      579,038        335,765        236,912
Change in amounts due from brokers...............................        8,073          2,647        (11,047)
Change in amounts due to brokers.................................     (186,052)       119,471        140,369
------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities..............      390,114       (641,705)      (333,352)
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Activity related to universal life-type insurance and
investment contracts:
Considerations received..........................................    1,873,624      2,785,758      3,567,586
Surrenders and death benefits....................................   (3,792,612)    (3,736,242)    (4,250,294)
Interest credited to account balances............................    1,317,124      1,386,448      1,370,468
Universal life-type insurance policy loans:
Issuance.........................................................      (97,602)       (84,835)       (86,501)
Repayment........................................................       67,000         54,513         58,753
Capital transaction with parent..................................           --          7,232          4,801
Dividends paid...................................................     (240,000)      (200,000)      (165,000)
------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities........................     (872,466)       212,874        499,813
------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents.............        2,767       (204,917)       152,456
Cash and cash equivalents at beginning of year...................       19,686        224,603         72,147
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year.........................  $    22,453    $    19,686    $   224,603
------------------------------------------------------------------------------------------------------------

See accompanying notes.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS)
-----------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company, American Partners Life Insurance Company and American Express Corporation.

The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of other comprehensive income, net of deferred policy acquisition costs and deferred taxes.

Realized investment gain or loss is determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of a loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

The Company purchases and writes index options to hedge the fee income earned on the management of equity securities in separate accounts and the underlying mutual funds. These index options are carried at market value and are included in other investments or other liabilities, as appropriate. Gains or losses on index options that qualify as hedges are deferred and recognized in management and other fees in the same period as the hedged fee income. Gains or losses on index options that do not qualify as hedges are marked to market through the income statement.

The Company also uses index options to manage the risks related to a certain annuity product that pays interest based upon the relative change in a major stock market index between the beginning and end of the product's term. Purchased options used in conjunction with this product are reported in other investments and written options are included in other liabilities. The amortization of the cost of purchased options, the proceeds of written options and the changes in intrinsic value of the contracts are included in net investment income.

Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

STATEMENTS OF CASH FLOWS
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

Supplementary information to the consolidated statements of cash flows for the years ended December 31 is summarized as follows:

                                       1998      1997      1996
-----------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
Income taxes.......................  $215,003  $174,472  $317,283
Interest on borrowings.............    14,529     8,213     4,119
-----------------------------------------------------------------

RECOGNITION OF PROFITS ON ANNUITY CONTRACTS AND INSURANCE POLICIES
Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The retrospective deposit method is used in accounting for universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Policyholder and contractholder charges include the monthly cost of insurance charges, issue and administrative fees and surrender charges. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees from underlying proprietary mutual funds and mortality and expense risk fees received from the variable annuity and variable life insurance separate accounts.

DEFERRED POLICY ACQUISITION COSTS
The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts. The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized using primarily the interest method. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

LIABILITIES FOR FUTURE POLICY BENEFITS
Liabilities for universal life-type insurance and deferred annuities are accumulation values.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 6% to 8%.

REINSURANCE
The maximum amount of life insurance risk retained by the Company on any one life is $750 of life benefit plus $50 of accidental death benefits. The maximum amount of life insurance risk retained on any joint-life

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) combination is $1,500. The excesses are reinsured with other life insurance companies, primarily on a yearly renewable term basis. Long-term care policies are primarily reinsured on a coinsurance basis. Beginning in 1998, the Company retains all disability income and waiver of premium risk.

FEDERAL INCOME TAXES
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Included in other liabilities at December 31, 1998 and 1997 are $26,291 payable to and $12,061, receivable from, respectively, AEFC for federal income taxes.

SEPARATE ACCOUNT BUSINESS
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

ACCOUNTING CHANGES
Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires the reporting and display of comprehensive income and its components. Comprehensive income is defined as the aggregate change in stockholder's equity excluding changes in ownership interests. For the Company, it is net income and the unrealized gains or losses on available-for-sale securities, net of the effect on deferred policy acquisition costs, taxes and reclassification adjustment.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The SOP, which is effective January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption to develop or obtain software for internal use. Software utilized by the Company is owned by AEFC and will be capitalized by AEFC. As a result, the new rule will not have a material impact on the Company's results of operations or financial condition.

In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," providing guidance for the timing of recognition of liabilities related to guaranty fund assessments. The Company will adopt the SOP on January 1, 1999. The Company has historically carried a balance

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) in other liabilities on the balance sheet for potential guaranty fund assessment exposure. Adoption of the SOP will not have a material impact on the Company's results of operations or financial condition.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective January 1, 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Earlier application of all of the provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of the Statement. This Statement cannot be applied retroactively. The ultimate financial impact of the new rule will be measured based on the derivatives in place at adoption and cannot be estimated at this time.

RECLASSIFICATION
Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

--------------------------------------------------------------------------------
2. INVESTMENTS

Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1998 are as follows:

                                                               GROSS         GROSS
                                                AMORTIZED   UNREALIZED    UNREALIZED        FAIR
HELD TO MATURITY                                  COST         GAINS        LOSSES         VALUE
----------------------------------------------------------------------------------------------------
U.S. Government agency obligations...........  $   39,888     $  4,460      $     --    $     44,348
State and municipal obligations..............       9,683          491            --          10,173
Corporate bonds and obligations..............   6,305,476      447,752        27,087       6,726,141
Mortgage-backed securities...................   1,609,067       30,458           152       1,639,373
----------------------------------------------------------------------------------------------------
                                               $7,964,114     $483,161      $ 27,239    $  8,420,035
----------------------------------------------------------------------------------------------------

                                                               GROSS         GROSS
                                                AMORTIZED   UNREALIZED    UNREALIZED        FAIR
AVAILABLE FOR SALE                                COST         GAINS        LOSSES         VALUE
----------------------------------------------------------------------------------------------------
U.S. Government agency obligations...........  $   52,043     $  3,324      $     --    $     55,367
State and municipal obligations..............      11,060        1,231            --          12,291
Corporate bonds and obligations..............   7,332,344      271,174       155,181       7,448,337
Mortgage-backed securities...................   5,949,502      151,511         3,869       6,097,144
----------------------------------------------------------------------------------------------------
Total fixed maturities.......................  13,344,949      427,240       159,050      13,613,139
Equity securities............................       3,000          158            --           3,158
----------------------------------------------------------------------------------------------------
                                               $13,347,949    $427,398      $159,050    $ 13,616,297
----------------------------------------------------------------------------------------------------

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

2. INVESTMENTS (CONTINUED)
The amortized cost, gross unrealized gains and losses and fair values of investmentsin fixed maturities and equity securities at December 31, 1997 are as follows:

                                                               GROSS         GROSS
                                                AMORTIZED   UNREALIZED    UNREALIZED
HELD TO MATURITY                                  COST         GAINS        LOSSES       FAIR VALUE
-----------------------------------------------------------------------------------------------------
U.S. Government agency obligations...........  $   41,932     $  2,949      $    --     $      44,881
State and municipal obligations..............       9,684          568           --            10,252
Corporate bonds and obligations..............   7,280,646      415,700        9,322         7,687,024
Mortgage-backed securities...................   1,983,188       25,976        7,911         2,001,253
-----------------------------------------------------------------------------------------------------
                                               $9,315,450     $445,193      $17,233     $   9,743,410
-----------------------------------------------------------------------------------------------------

                                                               GROSS         GROSS
                                                AMORTIZED   UNREALIZED    UNREALIZED        FAIR
AVAILABLE FOR SALE                                COST         GAINS        LOSSES          VALUE
-----------------------------------------------------------------------------------------------------
U.S. Government agency obligations...........  $   65,291     $  4,154      $    --     $      69,445
State and municipal obligations..............      11,045        1,348           --            12,393
Corporate bonds and obligations..............   5,308,129      232,761       30,198         5,510,692
Mortgage-backed securities...................   7,130,565      160,478        6,879         7,284,164
-----------------------------------------------------------------------------------------------------
Total fixed maturities.......................  12,515,030      398,741       37,077        12,876,694
Equity securities............................       3,000          361           --             3,361
-----------------------------------------------------------------------------------------------------
                                               $12,518,030    $399,102      $37,077     $  12,880,055
-----------------------------------------------------------------------------------------------------

The amortized cost and fair value of investments in fixed maturities at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           AMORTIZED      FAIR
HELD TO MATURITY                             COST         VALUE
------------------------------------------------------------------
Due in one year or less.................  $  354,296   $   359,020
Due from one to five years..............   2,111,369     2,249,847
Due from five to ten years..............   3,012,227     3,189,789
Due in more than ten years..............     877,155       982,006
Mortgage-backed securities..............   1,609,067     1,639,373
------------------------------------------------------------------
                                          $7,964,114   $ 8,420,035
------------------------------------------------------------------

                                           AMORTIZED      FAIR
AVAILABLE FOR SALE                           COST         VALUE
------------------------------------------------------------------
Due in one year or less.................  $  102,463   $   104,475
Due from one to five years..............     682,336       725,859
Due from five to ten years..............   3,904,326     4,044,378
Due in more than ten years..............   2,718,659     2,654,382
Mortgage-backed securities..............   5,937,165     6,084,045
------------------------------------------------------------------
                                          $13,344,949  $13,613,139
------------------------------------------------------------------

During the years ended December 31, 1998, 1997 and 1996, fixed maturities classified as held to maturity were sold with amortized cost of $230,036, $229,848 and $277,527, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

Fixed maturities available for sale were sold during 1998 with proceeds of $278,955 and gross realized gains and losses of $15,658 and $22,102, respectively. Fixed maturities

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

2. INVESTMENTS (CONTINUED)
available for sale were sold during 1997 with proceeds of $457,585 and gross realized gains and losses of $6,639 and $7,518, respectively. Fixed maturities available for sale were sold during 1996 with proceeds of $238,905 and gross realized gains and losses of $571 and $16,084, respectively.

At December 31, 1998, bonds carried at $14,302 were on deposit with various states as required by law.

At December 31, 1998, investments in fixed maturities comprised 83 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $3.6 billion which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

RATING                                       1998         1997
------------------------------------------------------------------
Aaa/AAA.................................  $ 7,629,628  $ 9,195,619
Aaa/AA..................................        2,277           --
Aa/AA...................................      308,053      232,451
Aa/A....................................      301,325      246,792
A/A.....................................    2,525,283    2,787,936
A/BBB...................................    1,148,736    1,200,345
Baa/BBB.................................    6,237,014    5,226,616
Baa/BB..................................      492,696      475,084
Below investment grade..................    2,664,051    2,465,637
------------------------------------------------------------------
                                          $21,309,063  $21,830,480
------------------------------------------------------------------

At December 31, 1998, 93 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities. At December 31, 1998, approximately 13 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                   DECEMBER 31, 1998            DECEMBER 31, 1997
--------------------------------------------------------------------------------------
                                ON BALANCE  COMMITMENTS     ON BALANCE    COMMITMENTS
REGION                            SHEET     TO PURCHASE       SHEET       TO PURCHASE
--------------------------------------------------------------------------------------
East North Central............  $ 750,705     $ 16,393     $  748,372       $ 32,462
West North Central............    491,006       81,648        456,934         14,340
South Atlantic................    839,233       21,020        922,172         14,619
Middle Atlantic...............    476,448        6,169        545,601         15,507
New England...................    263,761        2,824        316,250          2,136
Pacific.......................    195,851       16,946        184,917          3,204
West South Central............    136,841        1,412        125,227             --
East South Central............     46,029           --         60,274             --
Mountain......................    345,379        8,473        297,545         28,717
--------------------------------------------------------------------------------------
                                3,545,253      154,885      3,657,292        110,985
Less allowance for losses.....     39,795           --         38,645             --
--------------------------------------------------------------------------------------
                                $3,505,458    $154,885     $3,618,647       $110,985
--------------------------------------------------------------------------------------

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

2. INVESTMENTS (CONTINUED)

                                     DECEMBER 31, 1998             DECEMBER 31, 1997
-----------------------------------------------------------------------------------------
                                 ON BALANCE    COMMITMENTS     ON BALANCE    COMMITMENTS
PROPERTY TYPE                      SHEET       TO PURCHASE       SHEET       TO PURCHASE
-----------------------------------------------------------------------------------------
Department/retail stores......  $ 1,139,349    $    59,305    $ 1,189,203    $    27,314
Apartments....................      960,808          9,272      1,089,127         16,576
Office buildings..............      783,576         50,450        716,729         34,546
Industrial buildings..........      298,549         13,263        295,889         21,200
Hotels/motels.................      109,185         14,122        101,052             --
Medical buildings.............      124,369             --         99,979          9,748
Nursing/retirement homes......       46,696             --         72,359             --
Mixed Use.....................       65,151             --         71,007             --
Other.........................       17,570          8,473         21,947          1,601
-----------------------------------------------------------------------------------------
                                  3,545,253        154,885      3,657,292        110,985
Less allowance for losses.....       39,795             --         38,645             --
-----------------------------------------------------------------------------------------
                                $ 3,505,458    $   154,885    $ 3,618,647    $   110,985
-----------------------------------------------------------------------------------------

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 1998 and 1997, the Company's recorded investment in impaired loans was $24,941 and $45,714, respectively, with allowances of $6,662 and $9,812, respectively. During 1998 and 1997, the average recorded investment in impaired loans was $37,873 and $61,870, respectively.
The Company recognized $1,809, $2,981and $4,889 of interest income related to impaired loans for the years ended December 31, 1998, 1997 and 1996 respectively.

The following table presents changes in the allowance for investment losses related to all loans:

                                      1998     1997     1996
--------------------------------------------------------------
Balance, January 1.................  $38,645  $37,495  $37,340
Provision for investment losses....    7,582    8,801   10,005
Loan payoffs.......................     (800)  (3,851)  (4,700)
Foreclosures and writeoffs.........   (5,632)  (3,800)  (5,150)
--------------------------------------------------------------
Balance, December 31...............  $39,795  $38,645  $37,495
--------------------------------------------------------------

At December 31, 1998, the Company had commitments to purchase investments other than mortgage loans for $223,011. Commitments to purchase investments are made in the ordinary course of business. The fair value of these commitments is $nil.

Net investment income for the years ended December 31 is summarized as follows:

                                        1998        1997        1996
-----------------------------------------------------------------------
Interest on fixed maturities.......  $1,676,984  $1,692,481  $1,666,929
Interest on mortgage loans.........     301,253     305,742     283,830
Other investment income............      43,518      25,089      43,283
Interest on cash equivalents.......       5,486       5,914       5,754
-----------------------------------------------------------------------
                                      2,027,241   2,029,226   1,999,796
Less investment expenses...........      40,756      40,837      34,434
-----------------------------------------------------------------------
                                     $1,986,485  $1,988,389  $1,965,362
-----------------------------------------------------------------------

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

2. INVESTMENTS (CONTINUED)
Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                      1998     1997     1996
--------------------------------------------------------------
Fixed maturities...................  $12,084  $16,115  $ 8,736
Mortgage loans.....................   (5,933)  (6,424)  (8,745)
Other investments..................      751   (8,831)    (150)
--------------------------------------------------------------
                                     $ 6,902  $   860  $  (159)
--------------------------------------------------------------

Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                            1998      1997       1996
------------------------------------------------------------------------
Fixed maturities available for sale.....  $(93,474) $ 223,441  $(231,853)
Equity securities.......................      (203)        53        (52)
------------------------------------------------------------------------

--------------------------------------------------------------------------------
3. INCOME TAXES

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax expense (benefit) for the years ended December 31 consists of the following:

                                       1998      1997      1996
-----------------------------------------------------------------
Federal income taxes:
Current............................  $244,946  $176,879  $260,357
Deferred...........................   (16,602)   19,982   (65,609)
-----------------------------------------------------------------
                                      228,344   196,861   194,748
State income taxes-current.........     7,337     9,803    12,390
-----------------------------------------------------------------
Income tax expense.................  $235,681  $206,664  $207,138
-----------------------------------------------------------------

Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

                                                                     1998                 1997                 1996
--------------------------------------------------------------------------------------------------------------------------
                                                              PROVISION    RATE    PROVISION    RATE    PROVISION    RATE
--------------------------------------------------------------------------------------------------------------------------
Federal income taxes based
on the statutory rate.......................................   $271,527    35.0%    $238,319    35.0%    $217,600    35.0%
(Decreases) increases are attributable to:
Tax-excluded interest and dividend income...................    (12,289)   (1.6)     (10,294)   (1.5)      (9,636)   (1.5)
State taxes, net of federal benefit.........................      4,769      .6        6,372      .9        8,053     1.3
Affordable housing credits..................................    (19,688)   (2.5)     (20,705)   (3.0)      (5,090)    (.8)
Other, net..................................................     (8,638)   (1.1)      (7,028)   (1.0)      (3,789)    (.7)
--------------------------------------------------------------------------------------------------------------------------
Federal income taxes........................................   $235,681    30.4%    $206,664    30.4%    $207,138    33.3%
--------------------------------------------------------------------------------------------------------------------------

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At December 31, 1998, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
--------------------------------------------------------------------------------

3. INCOME TAXES (CONTINUED)
taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                           1998      1997
---------------------------------------------------------------------------
Deferred tax assets:
Policy reserves........................................  $756,769  $748,204
Life insurance guaranty fund assessment reserve........    15,289    20,101
Other..................................................     4,253     9,589
---------------------------------------------------------------------------
Total deferred tax assets..............................   776,311   777,894
---------------------------------------------------------------------------
Deferred tax liabilities:
Deferred policy acquisition costs......................   698,471   700,032
Unrealized gain on investments.........................    91,315   121,885
Investments, other.....................................     3,455    17,559
---------------------------------------------------------------------------
Total deferred tax liabilities.........................   793,241   839,476
---------------------------------------------------------------------------
Net deferred tax liabilities...........................  $ 16,930  $ 61,582
---------------------------------------------------------------------------

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

--------------------------------------------------------------------------------
4. STOCKHOLDER'S EQUITY

Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,598,203 as of December 31, 1998 and $1,468,677 as of December 31, 1997 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1999 in excess of approximately $353,933 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                        1998        1997        1996
-----------------------------------------------------------------------
Statutory net income...............  $  429,903  $  379,615  $  365,585
Statutory capital and surplus......   1,883,405   1,765,290   1,565,082
-----------------------------------------------------------------------

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
-----------------------------------------------------------------
5. RELATED PARTY TRANSACTIONS

The Company loans funds to AEFC under a collateral loan agreement. The balance of the loan was $nil at December 31, 1998 and 1997. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $nil, $103 and $780 in 1998, 1997 and 1996, respectively.

The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $211, $201 and $174 in 1998, 1997 and 1996, respectively.

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1998, 1997 and 1996 were $1,503, $1,245 and $990, respectively.

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. The Company's share of postretirement benefits in 1998, 1997 and 1996 was $1,352, $1,330 and $1,449, respectively.

Charges by AEFC for use of joint facilities, technology support, marketing services and other services aggregated $411,337, $414,155 and $397,362 for 1998, 1997 and 1996, respectively. Certain of these costs are included in deferred policy acquisition costs.

--------------------------------------------------------------------------------
6. COMMITMENTS AND CONTINGENCIES

At December 31, 1998, 1997 and 1996, traditional life insurance and universal life-type insurance in force aggregated $81,074,928, $74,730,720 and $67,274,354, respectively, of which $4,912,313, $4,351,904 and $3,875,921 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $66,378, $60,495 and $48,250 and reinsurance recovered from reinsurers amounted to $20,982, $19,042, and $15,612 for the years ended December 31, 1998, 1997 and
1996, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company, its parent and its subsidiaries conduct business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. The Company has been named as a defendant in three of these types of actions.

The plaintiffs purport to represent a class consisting of all persons who purchased policies or contracts from the Company and its subsidiaries. The complaints put at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. The Company and its subsidiaries believe they have meritorious defenses to the claims raised in these lawsuits.

The outcome of any litigation cannot be predicted with certainty. In the opinion of

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
-----------------------------------------------------------------

6. COMMITMENTS AND CONTINGENCIES (CONTINUED) management, however, the ultimate resolution of these lawsuits, taken in the aggregate, should not have a material adverse effect on the Company's consolidated financial position.

The IRS routinely examines the Company's federal income tax returns, and is currently auditing the Company's returns for the 1990 through 1992 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of this audit.

--------------------------------------------------------------------------------
7. LINES OF CREDIT

The Company has available lines of credit with its parent aggregating $100,000. The interest rate for any borrowings is established by reference to various indices plus 20 to 45 basis points, depending on the term. Borrowings outstanding under this agreement were $nil at December 31, 1998 and 1997.

--------------------------------------------------------------------------------
8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk and equity market risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

Credit risk related to interest rate caps and floors and index options is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit risk.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
-----------------------------------------------------------------

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
The Company's holdings of derivative financial instruments are as follows:

                                                                        TOTAL
DECEMBER 31, 1998                NOTIONAL     CARRYING      FAIR       CREDIT
ASSETS:                           AMOUNT       AMOUNT       VALUE     EXPOSURE
-------------------------------------------------------------------------------
Assets:
Interest rate caps............  $ 3,400,000   $ 15,985    $   4,256    $ 4,256
Interest rate floors..........    1,000,000      1,082       13,971     13,971
Options purchased.............      110,912     24,094       29,453     29,453
Liabilities:
Options purchased/written.....      265,454    (10,526)     (11,062)        --
Off balance sheet:
Interest rate swaps...........    1,667,000         --      (73,477)        --
-------------------------------------------------------------------------------
                                              $ 30,635    $ (36,859)   $47,680
-------------------------------------------------------------------------------

DECEMBER 31, 1997                NOTIONAL   CARRYING      FAIR      TOTAL CREDIT
ASSETS:                           AMOUNT     AMOUNT       VALUE       EXPOSURE
---------------------------------------------------------------------------------
Assets:
Interest rate caps............  $4,600,000   $24,963    $  15,665      $15,665
Interest rate floors..........   1,000,000     1,561        4,551        4,551
Options purchased/written.....     279,737     9,808       10,449       10,449
Liabilities:
Options written...............       7,373       (89)         114           --
Off balance sheet:
Interest rate swaps...........   1,267,000        --      (45,799)          --
---------------------------------------------------------------------------------
                                             $36,243    $ (15,020)     $30,655
---------------------------------------------------------------------------------

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps, floors and swaps expire on various dates from 1999 to 2003. The put and call options expire on various dates from 1999 to 2005.

Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

The Company is also using interest rate swaps to manage interest rate risk related to the level of fee income earned on the management of fixed income securities in separate accounts and the underlying mutual funds. The amount of fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, changing interest rate conditions could impact the Company's fee income significantly. The Company entered into interest rate swaps to hedge anticipated fee income for 1999 related to separate accounts and mutual funds which invest in fixed income securities. Interest will be accrued and reported in accrued investment income and other liabilities, as appropriate, and management and other fees.

The Company offers a certain annuity product that pays interest based upon the relative change in a major stock market index between the beginning and end of the product's term. As a means of hedging its obligation under the provisions of this product, the Company purchases and writes options on the major stock market index.

Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by changing economic conditions in the equity market. The Company entered into index option

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS) (CONTINUED)
-----------------------------------------------------------------

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) collars (combination of puts and calls) to hedge anticipated fee income for 1998 and 1999 related to separate accounts and mutual funds which invest in equity securities. Testing has demonstrated the impact of these instruments on the income statement closely correlates with the amount of fee income the Company realizes. In the event that testing demonstrates that this correlation no longer exists, or in the event the Company disposes of the index options collars, the instruments will be marked-to-market through the income statement. At December 31, 1998 deferred losses on purchased put and written call index options were $2,933 and $7,435, respectively. At December 31, 1997 deferred losses on purchased put index options were $2,428 and deferred gains on written call index options were $5,275.

--------------------------------------------------------------------------------
9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded.

Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                          1998                      1997
----------------------------------------------------------------------------------
                                 CARRYING       FAIR       CARRYING       FAIR
                                   VALUE        VALUE        VALUE        VALUE
----------------------------------------------------------------------------------
FINANCIAL ASSETS
Investments:
Fixed maturities (Note 2):
Held to maturity..............  $ 7,964,114  $ 8,420,035  $ 9,315,450  $ 9,743,410
Available for sale............   13,613,139   13,613,139   12,876,694   12,876,694
Mortgage loans on real estate
(Note 2)......................    3,505,458    3,745,617    3,618,647    3,808,570
Other:
Equity securities (Note 2)....        3,158        3,158        3,361        3,361
Derivative financial
instruments (Note 8)..........       41,161       47,680       36,332       30,665
Other.........................       28,872       28,872       82,347       85,383
Cash and cash equivalents
(Note 1)......................       22,453       22,453       19,686       19,686
Separate account assets
(Note 1)......................   27,349,401   27,349,401   23,214,504   23,214,504

FINANCIAL LIABILITIES
Future policy benefits for
fixed annuities...............  $19,855,203  $19,144,838  $20,731,052  $19,882,302
Derivative financial
instruments (Note 8)..........       10,526       84,539           89       45,685
Separate account
liabilities...................   25,005,732   24,179,115   21,488,282   20,707,620
----------------------------------------------------------------------------------

At December 31, 1998 and 1997, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,226,985 and $1,185,155, respectively, and policy loans of $90,115 and $93,540, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1998 and 1997. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1998 and 1997.

At December 31, 1998 and 1997, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $2,343,669 and $1,726,222, respectively.

IDS LIFE INSURANCE COMPANY
(A WHOLLY OWNED SUBSIDIARY OF AMERICAN EXPRESS FINANCIAL CORPORATION)

-----------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
IDS Life Insurance Company

We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Minneapolis, Minnesota
February 4, 1999

(REG2)
                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company provide that:

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

REPRESENTATIONS PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                 CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 73 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

1.   A.   Copies of all exhibits required by paragraph A of instructions for
          Exhibits in Form N-8B-2 to the Registration Statement.

          (1)      (a)      Resolution of Board of Directors of IDS Life
                            Insurance Company establishing the Trust, adopted
                            May 9, 1985, filed electronically as Exhibit 1(a) to Post-Effective Amendment No. 12, File
                            No. 33-11165 is incorporated herein by reference.

                   (b) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985, filed electronically as
                            Exhibit 1(b) to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

          (2)      Not applicable.

          (3)      (a)      Not applicable.

                   (b)      (1) Form of Division Vice President's Employment
                                Agreement dated November 1991, filed
                                electronically as Exhibit 3(b)1 to Post
                                Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                            (2) Form of District Manager's Rider to IDS Life
                                Insurance Company, Personal Financial Planner's Agreement dated November 1986, filed electronically as Exhibit 3(b)2 to Post Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                            (3) Form of Personal Financial Planner's
                                Agreement dated November 1986, filed
                                electronically as Exhibit 3(b)3 to
                                Post Effective Amendment No. 13,
                                File No. 33-11165 is incorporated
                                herein by reference.

                   (c) Schedules of Sales Commissions are filed electronically herewith.

          (4)      Not applicable.

          (5)      (a)      Flexible Premium Variable Life Insurance Policy
                            filed with the Original Registration Statement
                            (File No. 33-11165) on December 31, 1986 and incorporated herein by reference.

                   (b)      Flexible Premium Variable Life Insurance
                            Policy (VUL-3) is filed electronically herewith.

          (6)      (a)      Certificate of Incorporation of IDS Life
                            Insurance Company, dated July 23, 1957,
                            filed electronically as Exhibit 1.A.(6)(a) to Post-Effective Amendment No. 12, File No.
                            33-11165 is incorporated herein by
                            reference.

                   (b) Amended By-Laws of IDS Life Insurance Company, filed electronically to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

          (7)      Not applicable.

          (8)      (a) Form of Investment Management and
                       Services Agreement dated December 17, 1985 between IDS Life and IDS Life Series Fund, Inc., filed electronically as Exhibit 8(a) to Post-Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                   (b) Form of Investment Advisory Agreement dated July 11, 1984 between IDS Life and IDS Financial Services Inc. relating to the Variable Accounts, filed electronically as
                       Exhibit 8(a)to Post-Effective Amendment No. 13, File
                       No. 33-11165 is incorporated herein by reference.

          (9)      None.

          (10) Application form for the Flexible Premium Variable Life Insurance Policy is filed electronically herewith as
                   Exhibit 1.A.(10) to Registrant's Form S-6 Pre-Effective Amendment No. 1, File No. 333-69777.

          (11) IDS Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies is filed electronically herewith as
                   Exhibit 1.A.(11) to Registrant's Form S-6 with Pre-Effective Amendment No. 1, File No. 333-69777.

     B.   (1)      Not applicable.

          (2)      Not applicable.

     C.   Not applicable.

2. Opinion of counsel is filed electronically herewith.

3. Not applicable.

4. Not applicable.

5. Not applicable.

6. Actuarial opinion of Mark Gorham, F.S.A., M.A.A.A., Actuarial Director, Insurance Product Development is filed electronically herewith.

7.       (a)      Written actuarial consent of Mark Gorham, F.S.A.,  M.A.A.A.,
                  Actuarial Director, Insurance Product Development is filed electronically herewith.

         (b) Written auditor consent of Ernst & Young LLP is filed electronically herewith.

         (c) Power of Attorney to sign amendments to this Registration Statement dated August 19, 1997, filed as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-62457 is incorporated herein by reference.

         (d) Power of Attorney to sign amendments to this Registration Statement date April 8, 1998 filed electronically as Exhibit 7(d) to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 33-11165 is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, certifies that it meets all of the requirements for effectivesnes of this Amendment to its Registration Statement putsuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 23rd day of April, 1999.


                                 IDS Life Variable Life Separate Account
                                                   (Registrant)

                                 By IDS Life Insurance Company
                                                   (Sponsor)

                                 By /s/   Richard W. Kling*
                                          Richard W. Kling, President


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of April, 1999.

Signature                                 Title

/s/  James A. Mitchell*                   Director, Chairman of the Board
     James A. Mitchell                    and Chief Executive Officer

/s/  Richard W. Kling*                    Director and President
     Richard W. Kling

/s/  Jeffrey S. Horton**                  Vice President, Treasurer and
     Jeffrey S. Horton                    Assistant Secretary

/s/  David R. Hubers*                     Director
     David R. Hubers

/s/  Paul F. Kolkman*                     Director and Executive Vice
     Paul F. Kolkman                      President

/s/  ____________________                 Director and Executive Vice President,
     Paula R. Meyer                       Assured Assets

/s/  Barry J. Murphy*                     Director and Executive Vice
     Barry J. Murphy                      President, Client Service

/s/  Stuart A. Sedlacek*                  Director and Executive Vice President
     Stuart A. Sedlacek

/s/  Philip C. Wentzel**                  Vice President and Controller
     Philip C. Wentzel

*Signed pursuant to Power of Attorney dated August 19, 1997 filed electronically as an Exhibit to Amendment No. 5 of the original Registration Statement to Form N-8B-2, File No. 811-4298 is incorporated herein by reference. **Signed pursuant to Power of Attorney dated April 8, 1998, filed electronically as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-62457 is incorporated herein by reference.


By:


/s/ Mary Ellyn Minenko
Mary Ellyn Minenko